03045297

7/29

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corporation

*CURRENT ADDRESS 14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku,
Tokyo 103-8210, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34759 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 12/19/03

Kao Corporation







Achieving sustainable **profitable growth** and enhancing **corporate value**

- Further strengthen core brands
- Continue to improve EVA
- Strengthen and expand global businesses
- Develop and create new businesses



Annual Report 2003

For the year ended March 31, 2003

PROFILE

Kao Corporation has served the needs of consumers for more than a century. Kao is one of the leading companies in Japan for personal care products, prestige cosmetics, fabric and home care products, feminine and baby care products, and functional food products. The Company has also earned a reputation as a quality manufacturer of chemical products. Committed to a global approach to business, Kao has operations in 26 countries in Asia, North America, Europe and other parts of the world.

Management Principles

— Basic principles for corporate activities —

1. **Innovative Products**
2. **Profitable Growth**
3. **Management by "Selection and Focus"**
4. **A Coordinated Corporate Effort**
5. **Responsibility to Society**

Forward-Looking Statements

This report contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

CONTENTS

FINANCIAL HIGHLIGHTS

Kao Corporation and Consolidated Subsidiaries — Years ended March 31, 2003, 2002 and 2001

	Billions of yen			Millions of U.S. dollars	Change
	2003	2002	2001	**2003**	**2003**/2002
For the year:					
Net sales	**¥865.2**	¥839.0	¥821.6	**$7,198.4**	3.1%
Consumer Products	**646.4**	626.0	607.8	**5,377.8**	3.3
Prestige Cosmetics	**75.8**	74.2	72.6	**630.9**	2.2
Chemical Products	**170.9**	162.8	167.9	**1,422.1**	5.0
Subtotal	**893.1**	863.0	848.3	**7,430.8**	3.5
Eliminations	**(27.9)**	(24.0)	(26.7)	**(232.4)**	–
Japan	**654.6**	648.2	655.5	**5,445.9**	1.0
Asia & Oceania	**101.6**	93.5	84.1	**844.9**	8.6
North America & Europe	**–**	–	105.3	**–**	–
North America	**75.8**	70.3	–	**630.6**	7.9
Europe	**67.8**	57.6	–	**564.4**	17.7
Subtotal	**899.7**	869.6	844.9	**7,485.8**	3.5
Eliminations	**(34.5)**	(30.6)	(23.3)	**(287.4)**	–
Operating income	**114.9**	111.7	107.1	**956.0**	2.9
Net income	**62.5**	60.3	59.4	**519.7**	3.6
At year-end:					
Total assets	**¥720.8**	¥772.1	¥783.8	**$5,997.1**	(6.6)%
Total shareholders' equity	**417.0**	459.7	463.0	**3,469.5**	(9.3)
	Yen			U.S. dollars	Change
Per share:					
Net income	**¥108.05**	¥100.43	¥ 96.69	**$0.90**	7.6%
Cash dividends	**30.00**	26.00	24.00	**0.25**	15.4
Shareholders' equity	**744.56**	779.44	760.05	**6.19**	(4.5)

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥120.20=US$1, the approximate exchange rate at March 31, 2003.
2. Net sales by business and geographic segment include intersegment sales. Effective April 1, 2002, net sales in North America and Europe are presented separately. The figure for the year ended March 31, 2002 has been restated accordingly. Effective April 1, 2002, Cosmetics *Sofina* has been renamed Prestige Cosmetics. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.
3. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. Using the previous method, net income per share for the year ended March 31, 2003 would increase to ¥108.30. The same method is applied to the calculation of shareholders' equity per share. Using the previous method, shareholders' equity per share for the year would increase to ¥744.81.
4. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.
5. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.

Net Sales
(Billions of yen)


924.6
846.9
821.6
839.0
865.2
1999
2000
2001
2002
2003

Net Income
(Billions of yen)


34.7
52.1
59.4
60.3
62.5
1999
2000
2001
2002
2003

Total Shareholders' Equity
(Billions of yen)


451.8
475.0
463.0
459.7
417.0
1999
2000
2001
2002
2003

Net Income per Share
(Yen)


55.98
83.45
96.69
100.43
108.05
1999
2000
2001
2002
2003

AN INTERVIEW WITH PRESIDENT AND CEO TAKUYA GOTO

Kao continued to generate profitable growth during the year ended March 31, 2003. Net sales increased 3.1 percent year-on-year to ¥865.2 billion (US$7,198.4 million), and operating income increased for the thirteenth consecutive year, rising 2.9 percent to ¥114.9 billion (US$956.0 million). Net income rose by 3.6 percent to ¥62.5 billion (US$519.7 million), and net income per share increased to ¥108.05 (US$0.90) from ¥100.43 (US$0.84). In the following interview, President and CEO Takuya Goto examines the factors that have supported success, and explains how Kao will continue to satisfy shareholders in the future.

➢ Kao achieved growth in both sales and income for the year ended March 2003, despite heightened competition and deflationary conditions in Japan. What factors contributed to the performance gains?

➢➢ As a product manufacturer, we look at people's lives and think about how we can contribute. We base our business on supplying products that truly satisfy our customers because of their functionality and effectiveness.

Functionality is critical. We are the domestic market leader in toiletries with the leading brands in numerous categories, which shows that our customers are satisfied — our products give them what they need or want. And rather than assuming a defensive posture, we have been aggressive in building on our market positions with new and effective consumer proposals.

Thorough efficiency is another factor that has been driving earnings growth. Total Cost Reduction (TCR) programs continue to help us change the way we operate so that we can generate higher profit. Our overseas businesses are also contributing to results.

In 1999, we formulated a medium-term management plan and began its implementation in April 2000. Overall, we are on track to achieve the objectives of this plan, which sets forth the framework for the shape we feel Kao needs to take in the future toward the fiscal year ending March 2006. At present, we are emphasizing Economic Value Added (EVA)*, a profitability indicator that takes the cost of capital into account. Sales growth, however, could be stronger, and we are not presently on target. As we work toward the completion of the management plan, we will continue to place steady emphasis on improving top-line growth.

* EVA is a registered trademark of Stern Stewart & Co.



Takuya Goto
President and Chief Executive Officer

Enhanced EVA = Value Creation

(EVA for 2000 = 100)


132
120
113
100
2000
2001
2002
2003

Kao implemented EVA as a key management metric in April 1999. What have been the principal benefits of using EVA, and how will it support growth?

EVA plays a critical role in that it constantly reminds us that pursuing size for the sake of size is not a viable growth strategy. EVA leads us to focus on profitable growth. It helps us avoid the temptation to enter unrelated businesses where we cannot make the most of our competitive advantages. It also helps us make rational decisions about the synergy effects of acquisitions that will support top- and bottom-line growth.

EVA does not benefit only shareholders, but all our stakeholders. Certainly, EVA supports higher corporate value because it supports improved profitability and capital efficiency. But really, the contribution of EVA is a function of the framework it provides for contributing to customer satisfaction.

Since we implemented EVA in 1999, we have continued to put extensive effort into ensuring that employees not only understand it but know how to use it. Now, all employees have an awareness of capital charges. We have found EVA to be particularly effective as a means of evaluating longer-term investments. Kao is not looking for short-term solutions to market challenges. We want to generate consistent, profitable growth over the long-term. Our operations in China are a good example. In the short-term, we need to incur large development expenses, but from the viewpoint of value creation, we see these outlays as an excellent investment to raise long-term EVA. EVA is therefore key to determining — and actualizing — strategic opportunities.

We are also benefiting from linkage between EVA and compensation. This gives our people a vested interest in making EVA work for the company, because then EVA works for them as individuals as well.

What role does innovation play in helping Kao achieve profitable growth in a challenging operating environment?

Innovation is absolutely necessary. Yet we also make sure that our approaches to innovation are efficient. To be innovative, people need to be motivated in their work, and must be able to try new approaches. Diversity of people is also important and Kao allocates particular responsibilities to the people best suited to handle them. These are all aspects of successful innovation.

Innovation helps Kao make great products that sell well, but then again, innovation doesn't simply mean new product features. We rigorously examine the systems we use in operations and implement change when necessary so that best practices are

We do not make acquisitions simply to expand our scale. Our objective is acquiring synergy with our core technological competencies in order to achieve profitable growth. We are focusing on segments where our competitive strengths provide a clear advantage.

constantly evolving. For example, we have taken new approaches in marketing and distribution, such as considering distribution from the initial stages of product development. Supply chain management has been another important focus of innovation. We've cut our inventories for consumer products in Japan by some 30 percent in shifting to more precise production and distribution based on statistical sales forecasting that has benefits including excellent success at keeping Kao inventories low while minimizing retailer stock shortages.

➢ Kao has steadily increased its involvement in the United States and Europe through carefully targeted acquisitions, beginning with the purchase of The Andrew Jergens Company in 1988. How have acquisitions contributed to shareholder value, and looking forward, what is Kao's strategic positioning?

➢➢ We began generating stable growth in sales and earnings in the U.S. personal care market three years ago, and we're hitting targets. Recent activities such as the acquisition of the *Curél* and *ban* brands in 1998 and 2000, respectively, have also contributed to consolidated operating results, while the 2002 acquisition of John Frieda Professional Hair Care, Inc. and its lineup of value-added hair care brands offers both excellent synergy with existing operations and good potential for profitable growth. In Europe, KPSS - Kao Professional Salon Services GmbH (formerly Goldwell GmbH), which acquired KMS Research Inc. of the U.S. in March 2002, now offers a broader lineup of professional hair care products enhanced with Kao technology. In both Europe and North America, we plan to position Andrew Jergens at the core of integrated management of our personal care business, and we are examining ways to cross-market products from John Frieda and Guhl as well as Andrew Jergens.

Overseas Business Development

	Acquisitions	Cooperation/Other
1988	The Andrew Jergens Company	
1989	Goldwell GmbH (now KPSS – Kao Professional Salon Services GmbH)	
1998	Curél	
1999		SC Johnson & Son. Inc. – Alliance
2000	ban	
2001		ADM Kao LLC – Joint Venture
2002	KMS Research Inc.	Kao (China) Holding Co., Ltd. – Holding Company
	John Frieda Professional Hair Care, Inc.	Kao Transfar (Hangzhou) Co., Ltd. – Joint Venture

We do not make acquisitions simply to expand our scale, however. Our objective is acquiring synergy with our core technological competencies in order to achieve profitable growth. The entry of competitors based in the United States and Europe into the Japanese market means that Kao must compete in those markets as part of an overall transnational strategy that makes the most of the interdependencies among

Overseas Sales Ratio*

(%)


78.4
78.7
76.1
74.5
21.6
21.3
23.9
25.5
2000
2001
2002
2003

□ Japan
■ Overseas

* Excluding intersegment sales

operations and our ability to acquire and synthesize knowledge. However, Kao is not trying to be all things to all people in the United States and Europe. Over the short term, we are not in a position to take on established market participants in every category in which we hold a position of strength in the Japanese market. We are focusing on segments where our competitive strengths provide a clear advantage and clear potential for achieving profitability as quickly as possible. Over time, we expect to steadily expand our participation in these markets and broaden our product portfolio. We intend to maintain a disciplined approach that consistently generates satisfactory returns on capital. U.S. operations are representative. Having created a strong position in the U.S. hand and body lotion market that has made Kao a category leader on the shelves of several leading retailers, we are now building our hair care brands. We have also begun test marketing functional cooking oils in the U.S., and are in the process of learning about the market and its idiosyncrasies.

➢ The creation of a holding company for operations in China during the past fiscal year is an approach similar to the creation of Kao Consumer Products (Southeast Asia) Co., Ltd. to consolidate management of operations in the ASEAN markets. What are Kao's prospects and approaches in these areas?

➢➢ China and Southeast Asia are different from the United States and Europe for Kao because of our longer history in the region. These markets are much more fluid, and we have been able to stake out positions in a broad number of categories. The conditions are well suited to our strategy of competing on the basis of consumer delight.

Kao has a long history of serving the ASEAN markets, and Kao Consumer Products (Southeast Asia) has been very successful in fostering growth. Kao has taken advantage of the reduction of trade barriers among ASEAN members by shifting from our previous policy of exclusive in-market production to reallocate production bases throughout the region for maximum efficiency. One example has been the closure of our factory in Malaysia, to which we now export products from our factories in other ASEAN countries. We continue to accumulate experience and expand our market presence, and look forward to consistently meeting a growing array of consumer needs.

China is an important market for Kao because of its potential for future growth. It's also a challenging market because of its sheer breadth, and the creation of a holding company to centralize and accelerate key operating decisions directly addresses this issue. A central focus is enhancing the image and positioning of our brands, and as

We have been able to stake out positions in a broad number of categories in Asian markets. The conditions are well suited to our strategy of competing on the basis of consumer delight. In China, we will continue to take a long-term approach, making selective investments to build market share and earnings.

always, we are constantly looking for ways to make distribution more efficient.

Kao Corporation Shanghai, a subsidiary in China, focuses on marketing that is closely attuned to the requirements of Chinese consumers. It participates in the high-end segments of the Chinese consumer products market, but it has been looking for ways to make a successful entry into the mass market. This was the rationale for establishing a joint venture with Zhejiang Transfar Group in October 2002 under the new holding company structure to manufacture, market and sell mass-market consumer products such as laundry and dishwashing detergent. Zhejiang Transfar's strength in the mass market complements Kao's strength in the premium market, and we are now working to find ways to enhance the synergy between our two market positions. Overall, we will continue to take a long-term approach in China, making selective investments to build market share and earnings.

➢ Chemical Products is Kao's most international business. What is the source of Kao's competitive advantage in the world's chemical markets, and what strategies will support continued growth?

➢➢ Chemical Products generates more revenue outside of Japan than domestically. This business is very different from Consumer Products because its markets are much more global. We have been very successful at creating unique products. Take our toner and toner binder products — sales are growing strongly in the United States, where one in four pages are printed with Kao products. We have moved to build on this strength by developing products for inkjet printers that make use of our proprietary technological capabilities, and these products are beginning to perform very well. On the manufacturing side of the Chemical Products business, our investment in production facilities in Malaysia has provided both strong returns and price competitiveness in the market for fatty alcohols. In the fragrances and aroma chemicals market, we may not be the world's largest player, but our products are successful because they are unique. In terms of the relationship between Consumer Products and Chemical Products, since we both sell chemical products to external customers and use them internally for consumer products, we benefit from excellent synergy throughout the supply chain. Our highly successful *Humming* line of fabric softeners, for example, grew out of innovative products for the textile industry that Chemical Products created, so we are seeing excellent product development synergies as well.



– Looking forward, what areas do you see as having good potential to contribute to continued performance gains?

– – Health care is an area with good potential that fits well with the emphasis of Kao's corporate philosophy on cleanliness, beauty and health. Our principal focus is not on curing illness, but on using our technological capabilities and intimate knowledge of consumers to contribute to well-being in daily life. Kao has invested many years in researching nutrition, metabolism and obesity, and developing related ingredients. One key result has been the *Econa* brand, which is effective in preventing fat deposits and lowering cholesterol, thus meeting consumers' concerns about controlling their weight and cholesterol. *Econa* created the functional oils market in Japan and we have continued to expand it. In addition, in May 2003 we launched *Healthya Green Tea,* which contains a significant quantity of tea catechin, identified by our research operations as effective in high concentrations against the accumulation of fat deposits. Among products certified by the Ministry of Health, Labour and Welfare as a Food for Specified Health Use, *Healthya Green Tea* is the first tea product to receive permission to be labeled as suitable for people who are concerned about body fat.

Besides food products, Kao is also involved in the health care category with products such as *Bub* bath additives, *Curél* skin care products, and *Clear Clean Plus* and *Clear Clean Plus Whitening* oral care products. Moreover, we have launched the *SOO* brand, which facilitates relaxation before going to sleep. This brand precisely meets the needs of our stressful society. Kao will continue to use its technological strengths to create new health care products and expand its presence in this category.



Test marketing of *Econa Healthy Cooking Oil* under the brand name *ENOVA* began in selected U.S. cities in January 2003.

– Human capital is central to Kao's competitiveness. What structures are in place to optimize employee effectiveness and motivation?

– – We have a systematic training program that encompasses both new and mid-career employees. Leadership is the key focus — we must identify and nurture leaders who can drive innovation and growth. In one program, we cooperate with several other corporations in working with a leading Japanese university to sharpen employee skills in areas such as global branding. Our Marketing University program was inaugurated in spring 2003 to tie together each division's marketing know-how in order to increase Kao's overall marketing capabilities. Our Challenge program, which provides employees with chances to propose and practice new ideas in business or product development,

Kao's business is about providing products that contribute to a more fulfilling lifestyle for consumers. When we succeed at that, we earn profits and increase corporate value. I'd say stakeholders can expect more of the same from Kao.

helps employees learn how to manage from an entrepreneurial standpoint.

We focus training efforts on people who demonstrate the will and desire to excel. We view training as a strategic investment, not a short-term fix. Our goal is to continuously learn from best practices and determine how to harness them to the achievement of our corporate objectives.



Kao sends its junior researchers to demonstrate chemical experiments in schools to stimulate children's interest in chemistry.

➢ Ongoing initiatives to refine and strengthen corporate governance are essential to Kao's stated objective of being a competitive and respected company. What is Kao's fundamental stance concerning corporate governance, and what are some recent developments?

➢➢ Kao's basic position on corporate governance is to develop a suitable managerial organization or system, and to take the necessary measures to realize the Company's basic management policies in order to continually increase corporate value through profitable growth. The Company considers corporate governance to be one of its most important managerial tasks.

The Company has established a Compensation Advisory Committee and a Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President. In the Compensation Advisory Committee, the Company's representative directors present a compensation system for the directors and executive officers and the level of compensation to outside directors, and have outside directors confirm that they are appropriate. The current compensation system and its level have already been confirmed by outside directors and were evaluated as appropriate. The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists of all outside directors and all outside corporate auditors. This committee will examine the nominees prior to the election or re-election of the chairman of the board and/or the president and will submit its evaluation of the nominees' qualifications to the board of directors.

In addition, Kao has established a Compliance Committee (the former Corporate Ethics Committee) for the further promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, corporate policies and ethics. Moreover, the Company revised the title of Corporate Ethics of Kao Corporation to Kao Business Conduct Guidelines and added some explanations to further promote business conduct based on compliance.with the laws and regulations and ethics in April 2003.

I firmly believe that sound corporate governance is essential for Kao to continue to achieve profitable growth. We expect all stakeholders to trust Kao because of its fairness and transparency.

> Environmental protection and social contribution represent longstanding corporate commitments for Kao, and are codified in the Company's corporate philosophy. How is Kao building on this commitment?

>> We see environmental protection as a strategic investment. We're highly visible among the public as a consumer products maker, and maintaining the trust of the communities we serve is essential. Also, when we reduce our impact on the environment, we reduce materials costs and energy usage, which has a beneficial impact on performance.

The various ways that we give back to the community are not flashy or self-serving. Rather, we want to make an earnest and sincere contribution in areas such as the arts and sciences. Kao is unique in regularly providing support in both these fields.

> Kao has consistently demonstrated a commitment to its customers, shareholders, business associates and employees. What can stakeholders expect from Kao in the current fiscal year and beyond?

>> Kao's business is about providing products that contribute to a more fulfilling lifestyle for consumers. When we succeed at that, we earn profits and increase corporate value. I'd say that stakeholders can expect more of the same, as we take a long-term view of our commitment to them. We intend to continue generating sustainable growth and returns for shareholders.



I'd like to take this opportunity to thank our shareholders for their support. The people of Kao intend to continue earning it as we work to achieve our objectives.

KAO AT A GLANCE

Net sales	**¥865.2 billion**	**(US$7,198.4 million)**	**+3.1% year-on-year**
Operating income	**¥114.9 billion**	**(US$956.0 million)**	**+2.9% year-on-year**
Net income	**¥62.5 billion**	**(US$519.7 million)**	**+3.6% year-on-year**

Consumer Products

	(Billions of yen)
Japan	¥500.9
Personal Care	165.6
Fabric and Home Care	249.0
Feminine Care, Baby Care and Other Products	86.3
Asia/Oceania	64.2
America/Europe	87.5
Eliminations	(6.2)
Total	¥646.4

Prestige Cosmetics

	(Billions of yen)
Total	¥75.8

Chemical Products

	(Billions of yen)
Japan	¥101.9
Asia/Oceania	38.4
America/Europe	51.3
Eliminations	(20.7)
Total	¥170.9

Sales Breakdown by Category



74.7%
16.5%
8.8%



Net Sales (Billions of yen)
1,000
900
800
700
600
500
400
300
200
100
0
Total Net Sales
1999
2000
2001
2002
2003



Operating Income (Billions of yen)
120
110
100
90
80
70
60
50
40
30
20
10
0
Total Operating Income
1999
2000
2001
2002
2003

Consumer Products Prestige Cosmetics Chemical Products

(Years ended March 31)

Notes: 1. Effective April 1, 2002, the Cosmetics *Sofina* segment was renamed Prestige Cosmetics. Effective the same date, product categories within the Consumer Products segment were also renamed. Laundry and Cleaning Products became Fabric and Home Care, and Hygiene and Other became Feminine Care, Baby Care and Other Products.

2. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.

Consumer Products

JAPAN

PERSONAL CARE

- Soaps
- Skin care products
- Body care products
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Men's products
- Oral care products
- Bath additives and others



FABRIC AND HOME CARE

- Laundry detergents
- Fabric softeners
- Laundry finisher
- Bleach
- Dishwashing detergents
- House cleaning detergents
- Paper cleaning products and others
- Pet care products



FEMININE AND BABY CARE

- Sanitary napkins
- Baby wipes
- Hygiene care products
- Disposable diapers
- Incontinence products


LAURIER
LAURIER
Merries

HEALTH CARE (FUNCTIONAL FOOD)

- Healthy cooking oil
- Healthy dressings
- Healthy mayonnaise



OVERSEAS

ASIA AND OCEANIA

- Sanitary napkins
- Disposable diapers
- Laundry detergents
- Fabric softeners
- Bleach
- Dishwashing detergents
- Soaps
- Body cleansers
- Face care
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- House cleaning detergents
- Paper cleaning products


Merries

NORTH AMERICA AND EUROPE

- Lotions
- Soaps
- Body cleansers
- Face care
- Antiperspirants/deodorants
- Hair coloring agents
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Professional hair care products


Curel
Bioré
ban
LIVING COLORS

Prestige Cosmetics

PRESTIGE COSMETICS

- Facial cleansers
- Basic care
- Special care
- Foundation
- Makeup



Chemical Products

CHEMICAL PRODUCTS

- Fatty acids
- Fatty alcohols
- Fatty amines
- Glycerin
- Edible oils
- Concrete additives
- Asphalt emulsifiers
- De-inking agents
- Fragrances and aroma chemicals
- Agrochemical additives
- Disinfectant cleaners
- Water treatment chemicals
- Cleaners for electronic parts
- Plastics additives
- Rubber processing agents
- Copier and printer toner and related products
- Polyurethane for shoe soles







Brands that lead, brands that innovate

Bioré®


Bioré
パーフェクト
オイル

Bioré Perfect Oil, a new addition to the *Bioré* line, performed well.

Focal Point: Strengthen leading brands with new and improved product launches.

➢ Operating Environment and Performance

During the past fiscal year, challenges from global brands and the expanded use of promotional product pricing to capture retail shelf space reduced market prices and resulted in heightened competition. As a result, net sales in the Personal Care business decreased slightly, and operating income also decreased due to strategic investment.

Focal Point: Link resource deployment to cost reductions and improved profitability.


success

***Success Medicated Flavacyte*, launched in spring 2003, extends the *Success* line of men's products.**

➢ Fiscal 2002 Initiatives and Results

Aggressive marketing strategies and programs strengthened core brands including *Bioré*, *Merit* and *Essential*. The *Bioré* brand expanded with the addition of a mildly acidic lotion, adding to the positioning of *Bioré* as a total skin care brand. The *Merit* and *Essential* shampoo and conditioner brands expanded market share, supported by successful efforts to increase penetration of their brand concepts. Emphasis on the ability of the *Bub* brand of bath additives to alleviate fatigue supported market share gains, particularly during the summer. Moreover, the launch of the *Bub Green Tea Scent* line extension contributed to sales, which exceeded projections by a large margin. Emphasis on the ability of new *Clear Clean Plus* toothpaste to halt the progress of early-stage tooth decay solidified *Clear Clean*'s position as Japan's number-one toothpaste brand. Energetic programs to communicate new uses to consumers expanded the customer base of *Cape* hair spray, which has a dominant share in its category.

Focal Point: Tailor marketing programs to the needs of specific channels.

➢ Fiscal 2003 Issues and Objectives

Total skin care brand *Bioré* is working to further expand its cleansing line with major renewals of its facial cleanser and body cleanser products in spring 2003, as well as the launch of a new product, *Bioré Perfect Oil*, to strengthen its position in the makeup remover category. Continuing marketing activities for the *Merit* and *Essential* shampoo and conditioner brands will aim to further increase market share. Kao introduced *Success Medicated Flavacyte* hair restoration tonic in spring 2003 to strengthen its *Success* line of men's products. This launch will be complemented by the introduction of hair coloring products to redirect the brand's image toward younger male consumers. Sales of the *Clear Clean* oral care line have been growing strongly, and the addition of a whitening formula is expected to solidify its position as top brand. In response to growing consumer health consciousness, Kao will strengthen its presence in the drugstore channel by stepping up efforts to produce and disseminate specialized information to drugstores and by developing products that meet the particular needs of drugstore customers.


クリアクリーン

The *Clear Clean* line added two new products, contributing to strong growth.

Better brands make better homes.


アタック

New *Attack Spray Foam* is representative of Kao's attempt to fortify the leading position of the *Attack* laundry detergent brand.

Focal Point: Build on category leadership by launching new and improved products.

➢ Operating Environment and Performance

Although retail prices continued to fall, and do not appear to have bottomed out, both net sales and operating income increased in the Fabric and Home Care business.

Focal Point: Add value and functionality through innovative R&D to expand markets.

➢ Fiscal 2002 Initiatives and Results

In this mature market, Kao worked to strengthen core brands and to add vitality to brands in categories where it holds a leading share. Moving to fortify the leading position of the *Attack* laundry detergent brand, Kao launched *Attack Spray Foam*, a pre-care product, in fall 2002. In the laundry detergent market, demand in the gift segment continued to decrease, although efforts to stimulate shop front sales led to gains in that segment. Kao increased the overall market share of the *Humming* fabric softener brand by launching *Humming Flare*, a high-value-added product that provides an exceptionally soft and smooth finish. Gel-type *Family Power Gel*, launched in 2001, helped Kao maintain its solid top share in the dishwashing detergent category. Kao strengthened the *Family* brand with the launch of *Family Pure Kitchen Cleaner*. Kao increased *Quickle* brand market share by complementing existing flooring products with the *Quickle Wiper* cleaning kit for carpets. Environmental protection remains a core theme. Kao changed the lid on its best-selling 1.2 kg laundry detergent package from plastic to paper, following the conversion of the lids of medium-sized packages.


クイックルワイパー

The introduction of the *Quickle Wiper* cleaning kit for carpets has led to increased *Quickle* brand market share.

Focal Point: Continuously reduce costs and enhance competitiveness.

➢ Fiscal 2003 Issues and Objectives

During the year to March 2004, Kao will continue to strengthen its five core household product brands and vitalize market categories. The spring 2003 launch of *Attack with Bleach* further strengthens the *Attack* brand. New proposals that respond to the shift in market and consumer preferences toward more comfortable lifestyles will be another theme. Kao will create a totally new market segment related to health issues in the home by cultivating the *Allerclean* brand, building on the April 2003 launch of a home hygiene spray. Kao also plans to continue broadening its participation in new markets such as pet care by expanding relevant product lineups.


ハミング

The introduction of new *Humming Flare* fortifies the *Humming* brand.

Function and reliability delight customers.


ふつう用
ウイングつき
LAURIER
ロリエ
さらさらクッション
花王
LAURIER
ロリエ

An integrated global marketing strategy for the *Laurier* brand aims to strengthen brand loyalty.



Focal Point: Enhance efficiency to strengthen competitiveness and profitability.

> Operating Environment and Performance

A continuing decrease in the number of potential customers for sanitary napkins and baby diapers resulted in continued price competition, although the rate of price reductions slowed. Despite solid sales during the second half of the year, net sales of the Feminine and Baby Care business decreased slightly, and operating income decreased substantially.


リリーフ
24

Relief Leak-free Diapers are designed for comfort and reliability.

Focal Point: Emphasize growth segments to accommodate demographic changes.


Merries
Merries

The spring 2003 *Merries* renewal featured a totally new design and functions.

> Fiscal 2002 Initiatives and Results

Kao recovered a substantial share of the sanitary napkin segment, supported by a global perspective and radical improvements centered on product design. The new designs received a particularly enthusiastic response from younger consumers. In the baby diaper segment, Kao emphasized dryness and no leakage in strengthening the *Merries* brand, but sales were impacted by decreasing prices. In the adult incontinence segment, solid sales of adult diapers with adhesive tape, *Relief Leak-free Diapers*, for comfort and reliability even when users lie on their side, supported sales growth that exceeded that of the market as a whole.

Focal Point: Innovate and add value to build brand equity.

> Fiscal 2003 Issues and Objectives

A spring 2003 concept and design renewal for *Merries* baby diapers offers consumers new value at changing time. In the sanitary napkin segment, an integrated global marketing strategy for the *Laurier* brand will help to further strengthen brand loyalty. For adult incontinence products, Kao will complement its products with information that will assist consumers and caregivers in understanding and using them.

Healthy brands, healthy growth




ずーっと健康でいたいから
健康
エコナ

Econa Healthy Mayonnaise, **launched in fall 2002, achieved strong sales and made a big impact on the market.**

Focal Point Drive *Econa* brand share growth with line extensions and co-branding.

➢ Operating Environment and Performance

The functional cooking oil market expanded with the entry of additional participants. Net sales and operating income of Kao's Functional Food business increased substantially.

Focal Point Aggressively challenge competitors with functional, delicious products.


ずーっと健康でいてほしいから

Econa Healthy Cooking Oil achieved top brand status in the gift segment.

➢ Fiscal 2002 Initiatives and Results

In fall 2002, Kao launched *Econa Healthy Mayonnaise** in a market long dominated by two companies and strong sales resulted in a market share of more than 5 percent. Continued strong year-on-year sales growth for *Econa Healthy Cooking Oil* has been complemented by the solid performance of *Econa Healthy Cooking Oil Plus*, resulting in expansion of Kao's market position. In particular, Kao has captured the top share for the first time in the gift segment. In the dressing segment, Kao has added products and achieved steady share gains.

* The Japanese product name is *Econa Healthy Mayonnaise Type* due to the Japanese Agriculture Standards Law.

Focal Point Link marketing to the information needs of healthcare professionals.

➢ Fiscal 2003 Issues and Objectives

As large competitors enter the market for products designated as Food for Specified Health Use by the Ministry of Health, Labour and Welfare, Kao will continue to emphasize the safety, reliability and health benefits of the *Econa* brand, and expects to increase its share in the gift market. Dressing flavor improvement in spring 2003 will help Kao reach more consumers by building on its base of customers for *Econa Healthy Cooking Oil*. Efforts in fiscal 2003 will include providing information to a larger number of specialists, such as doctors, nutritionalists and nurses, who can spread the word to more potential users. Kao will also focus on sample programs at retail outlets so that customers can familiarize themselves with the delicious taste of *Econa* products.

Development of Kao's Health Care Business

Stressing health care as the key to future growth, Kao is following up on its *Econa Healthy Cooking Oil* series with an assortment of health care products. Kao aims to promote maintenance of normal physiological functions in daily life and support healthy lifestyles.

Healthya Green Tea: A Good Match for Weight Watchers

Launched in May 2003, *Healthya Green Tea* contains high levels of tea catechin, which in high concentrations has a recognized effect on body fat. Kao has received permission from the Ministry of Health, Labour and Welfare to label *Healthya Green Tea* as a Food for Specified Health Use.

With a focus on the close relationship between the build-up of visceral fat and lifestyle-related diseases, Kao has been conducting research on nutrition, metabolism and obesity, as well as research on ingredients, for many years. Kao aims to create a new market for healthy and delicious drinks on entering the beverage business.



Among Foods for Specified Health Use, *Healthya Green Tea* is the first tea product in Japan permitted to claim effectiveness against body fat.

New *SOO* for Enjoyable Relaxation before Sleep



All products in the *SOO* lineup contain high-purity cedrol.

Launched in September 2002, *SOO* contains the woodsy aroma chemical cedrol, which gives it a delicate fragrance that promotes greater enjoyment of relaxation before sleep.

Long interested in cedrol, which is derived from coniferous trees such as Japanese cedar and Japanese cypress, Kao has succeeded in developing technology for high-purity extraction for use in products.

Clear Clean Plus Toothpaste Halts the Progress of Early-Stage Tooth Decay

Launched in April 2002, *Clear Clean Plus* is a new toothpaste that contains two kinds of fluoride (MFP/NaF) to promote recalcification of teeth in early decay.

The early stage of tooth decay, which is not visible on the surface of the tooth, begins when minerals just below the surface begin to dissolve and the tooth decreases in density. The two kinds of fluoride in *Clear Clean Plus* promote recalcification of initial caries-like enamel by using calcium and other minerals in the mouth to prevent the formation of cavities and further decay.



Through the combination of two types of fluoride (MFP/NaF), *Clear Clean Plus* promotes the remineralization of teeth, and halts the progress of early-stage tooth decay.

Look, another satisfied Kao customer in Asia!

Feather

The *Feather* shampoo line has been particularly well received in Thailand and Malaysia.


Feather

Focal Point: Focus on powerful core brands to increase equity and market presence.

> Operating Environment and Performance

Net sales of the Consumer Products business in Asia and Oceania increased, but operating income decreased slightly due to strategic investment in China.

Focal Point: Emphasize responsiveness and efficiency to generate profitable growth.

> Fiscal 2002 Initiatives and Results

The ASEAN Region

Kao generated double-digit sales growth despite competition from both global and local competitors. Sales growth of core brands exceeded market growth.

The implementation of global distribution has altered the traditional business model. Given continuing price competition, strong brands created through a focus on core brands are absolutely essential. Since establishing Kao Consumer Products (Southeast Asia) Co., Ltd. in 2000, Kao has placed top priority on prevailing on the strength of its eight primary brands. Sales of *Laurier*, a leading brand in terms of market share, have increased in each country in the region. *Bioré* has evolved from a facial cleanser into a total skin care brand, with concomitant gains in brand value. In 2003, Kao moved to meet regional needs by launching *Bioré Bright White* whitening cosmetics in Singapore in February, and in Thailand and Malaysia in March. Kao is strengthening this brand to preclude price competition. Sales of *Attack Color* in Indonesia have been solid since its launch. Additional products have been added to the *Feather* shampoo line, and sales have been particularly strong in Thailand and Malaysia. Production has been reallocated and measures implemented for supply chain management, with further optimization planned based on regional conditions.

China, Hong Kong and Taiwan

Aggressive, proactive investment resulted in sales growth. The establishment of a holding company in China has raised efficiency by unifying business development, and should accelerate marketing and capital investment decisions. The holding company's first investment was the October 2002 establishment of joint venture Kao Transfar (Hangzhou) Co., Ltd., which is strong in the coastal urban areas of China. Kao Corporation Shanghai concentrates on four brands: *Sifone* shampoo and conditioner, *Attack* laundry detergent, *Bioré* skin care and *Laurier* sanitary napkins. During the past fiscal year, *Sifone* shampoo was improved with the application of Kao's hair beautification technology. *Laurier Super Guard* was also improved with extensive attention to the actual requirements of Chinese consumers, and then released as a new product. In Taiwan, the operating environment remained challenging, but Kao completed the reduction of SKUs and reallocated production. Consumers responded favorably to the launch of improved *Sifone*.

Laurier


Laurier
Soft Care
Slim
20

Kao is taking steps to fortify the *Laurier* brand in China, Hong Kong and Taiwan to actualize its full potential.

Focal Point: Link product launches and improvements to particular market needs.

> Fiscal 2003 Issues and Objectives

Kao Transfar (Hangzhou) will work to extend sales of the existing *Transfar* brand into suburban areas and expand coverage of small and medium-sized shops. Plans call for deploying Kao technology to add new products to the lineup. Objectives in China include strengthening the *Sifone* and *Bioré* brands while taking steps to fortify the *Laurier* brand to actualize its full potential.

Technology, synergy, and energy


Jergens
Naturally
Smooth
SHAVE MINIMIZING
MOISTURIZER

Jergens®

The continuing success of *Jergens Naturally Smooth* has helped position Jergens skin care products in the premium category.

Focal Point: Build on leadership in the North American skin care market.

➢ Operating Environment and Performance

Net sales and operating income of Consumer Products in North America and Europe increased.

Focal Point: Capture the benefits of synergy within a growing brand portfolio.


sheer
blonde
FRIZZ EASE

JOHN FRIEDA
london · paris · new york

Following the acquisition of John Frieda Professional Hair Care, Inc., *John Frieda* products have been filling out unaddressed areas in Kao's marketing strategy for strong synergy.

➢ Fiscal 2002 Initiatives and Results

North American market participants launched a steady stream of new products, which had the effect of vitalizing the market while saturating it. The continuing success of The Andrew Jergens Company's *Jergens Naturally Smooth* has helped position *Jergens* skin care products in the premium category, and has made this brand a category captain at key accounts. *Jergens Firming Lotion* also received support from consumers. The autumn 2002 launch of *Curél Ultra Healing Daily Moisture Therapy Lotion* was well synchronized with the *Curél* brand concept and therefore lent it additional vigor. Kao focused on the core deep pore cleansing concept in building the position of the *Bioré* brand. The acquisition of John Frieda Professional Hair Care, Inc. during the fiscal year complements Kao's years of accumulated expertise in hair care, providing a platform for product lineup expansion. John Frieda already has a presence in North America and Europe with problem-solving brands *FRIZZ EASE* and *Sheer Blonde*. The technological base of its products differentiates it from competitors, and its products fill out unaddressed areas in Kao's marketing strategy for strong synergy.

In the professional hair care products business, Goldwell GmbH has changed its name to KPSS - Kao Professional Salon Services GmbH, with brands encompassing the *Goldwell* line and the products of KMS Research Inc., acquired in March 2002. KMS is strong in premium hair care products including shampoo and conditioner, and Goldwell's forte is coloring products. Kao is therefore working to maximize the strong synergy between the two brand lineups.

Focal Point: Integrate channel development skills with technological capabilities.

➢ Fiscal 2003 Issues and Objectives

To maximize the synergy from the acquisition of John Frieda, Andrew Jergens will implement integrated management in the United States and Europe. The acquisition also presents excellent potential for cooperation between John Frieda and Guhl GmbH, which operates in the European premium hair care product segment. Other efforts will focus on expanding the number of salons that carry *ELUMEN* and other *Goldwell* brands.

Real beauty, real quality

SOFINA

Our new skin care product line *Rise* utilizes the latest ceramide technology.


RISE
LOTION FRESH

Focal Point: Build up existing brands in the basic care and foundation categories.

> Operating Environment and Performance

In the overall prestige cosmetics market, sales continued a downward trend, while sales volume remained at approximately the same level as in the previous fiscal year. Sales of low-priced cosmetics were firm, while sales of high-priced prestige products were stagnant. Net sales and operating income in the Prestige Cosmetics business increased.

e s t



The *est* lineup of products sold exclusively at department stores is attracting new customers.

Focal Point: Tailor core brands to specific segments and user needs.

AUBE



New colors and items contributed to solid performance for the *AUBE* brand.

> Fiscal 2002 Initiatives and Results

Kao celebrated the twentieth anniversary of the launch of the *Sofina* line in September 2002. New ceramide technology was added to the *Emoliell* basic care brand, which was renamed *Rise* as part of a comprehensive renewal. In the special care category, where whitening and essence products are representative, *Whitening Deep Science, Wrinkle Seraty* and *Very Very Gel Moist Mist* performed well. In the foundation category, Kao improved the *Raycious* brand targeting young, enthusiastic consumers and the *fine-fit* brand aimed at other consumer segments in order to meet a broad range of consumer needs. *AUBE* performed well despite strong competition, supported by the introduction of new colors and items in anticipation of developing trends, as well as by effective promotions. Kao added to the *est* brand by launching a liquid foundation in fall 2002, and sales of powdered makeup were steady. Overall, cosmetics operations benefited from the enhanced profitability resulting from ongoing Total Cost Reduction activities.

Focal Point: Continuously reduce costs to improve profitability.

> Fiscal 2003 Issues and Objectives

In spring 2003, Kao added an eye care product to the *est* line, with future additions planned to further increase the number of users. Efforts to further strengthen the basic care segment centered on improvements to the *Sofina UV Cut* and *Very Very* lines in March 2003. Improvements to the *Raycious* line in spring 2003 are designed to attract additional customers.

Kao's most global business



Kao's toner and toner binder are in wide use around the world.

Focal Point: Build on strengths in core businesses by raising productivity and efficiency.

> Operating Environment and Performance

Efforts at each Kao chemical subsidiary focused on sales of highly profitable products to counter the worldwide economic downturn and deflation in Japan, but competition intensified. However, both net sales and operating income increased.

Focal Point: Focus on competitive advantages in adding profitable specialty chemicals.



Kao's new pigment auxiliary for color inkjet printer ink offers high durability and water resistance.

> Fiscal 2002 Initiatives and Results

Production capabilities for fatty alcohols were increased by capacity expansion in Malaysia, which limited the effect of decreasing prices in the market and supported an increase in sales. Specialty chemical operations drew strength from toner production capacity expansion in Spain, and sales of toner and toner binder in the United States and Europe were firm. A newly introduced pigment auxiliary for color inkjet printer ink has been well received because of its durability and strong water resistance, which has contributed to sales growth. Sales of slurries for use in polishing hard disks surpassed projections. In aroma chemicals, Kao increased production of methyl dihydro jasmonate (MDJ) in Spain. Although sales did not reach projections at the start of the fiscal year, they increased 10 percent year-on-year. Sales also gained support from firm exports from Japan to Asia. Initiatives including the divestiture of the U.S. textile auxiliary business and the closure of production facilities in Taiwan will support profitability in the year to March 2004.

Focal Point: Structure assets to enhance focus on attractive markets.

> Fiscal 2003 Issues and Objectives

In May 2003, Kao acquired the aroma chemicals and fragrance compound business of Cognis Deutschland GmbH & Co. KG, a global manufacturer of specialty chemicals and nutritional ingredients based in Germany. The synergistic effects with Kao's existing business will enhance the profitability of the Group's aroma chemical business. The Chemical Products business continues to consider acquisitions that exhibit strong synergy with core businesses and will contribute to expanded sales. Sales and income from polishing slurries for hard disks and pigment auxiliaries for color inkjet printers are projected to increase.



A strategic acquisition positions the aroma chemicals business for further global expansion.

ENVIRONMENTAL ACTIVITIES

Protecting the environment is a core management issue for Kao. This means not merely observing laws and regulations, but also proactively setting company targets to reduce environmental impact. The following are some representative activities. Detailed information is available at Kao's website and in its annual Environment, Safety and Health Report.

Substance Flow through Business Activities

Life Cycle Assessment (LCA) is a quantitative evaluation method of environmental impact throughout a product's life cycle, from procurement of materials, production to consumption and disposal. Just as LCA is used to evaluate products, Kao views its annual computation of substance flow through its business activities as a sort of LCA for the entire company. It supports Kao's continuing efforts to make more effective use of raw materials while reducing emissions of substances such as CO_2 and SOx.

Reducing Impact of Production

Activities to reduce environmental impact are based on the "Three Rs" — reduce, reuse and recycle — with particular emphasis on "reduce." In the area of production, this has meant continuing efforts to reduce energy consumption and CO_2 emissions, as well as plans to reduce use of raw materials.

Substance Flow through Business Activities (in fiscal 2002)


INPUT
OUTPUT
Material Input
Raw materials 874 thousand tons
Packaging materials 123 thousand tons
Circular usage of substance 95 thousand tons
Energy Input
Electricity (converted to crude oil) 54 thousand KL
Fuel (converted to crude oil) 171 thousand KL
Total 225 thousand KL
Water Input
Usage of water 12,300 thousand tons
Business Activities
Product Development
Production
Product production 1,342 thousand tons
Logistics
Greenhouse Gas Emissions
CO2 emissions 531 thousand tons
SOx emissions 70 tons
NOx emissions 958 tons
Chemical Material (PRTR) Emissions
Emissions to the atmosphere 14 tons
Emissions to bodies of water 0.2 tons
Waste, Final Disposal
Waste 31 thousand tons
Final disposal 3300 tons
Effluence
Total effluence 10,400 thousand tons
COD 83 tons
Product Shipping Traffic Volume
Traffic volume 520 million tons km
CO2 emission for transportation 67 thousand tons
Consumption / Disposal
Waste of Packaging Materials
67 thousand tons
Composition
Plastics 64%
Paper 31%
Metal and glass 5%
Reuse in Products

The Wakayama Plant: Environmentally Conscious Production

The Wakayama Plant, one of Kao's core production bases for both consumer and chemical products, marked its sixtieth year of operations in 2002. Placing top priority on global environmental protection, the plant, which includes the Wakayama Research Laboratories, has managed to reduce overall energy consumption year after year, even as production increased. In recognition of these environmentally conscious production activities, the Nikkei Shimbun newspaper awarded the Wakayama Plant its Superior Advanced Plant Award in November 2002.

Reusable Product Development

Kao's activities to reduce environmental impact extend to product development, where efforts to reduce overall material use focus on making more concentrated and compact products in thinner, more lightweight packaging. Kao is also vigorously developing refill pouch products that allow consumers to reuse the containers they already have. The conversion rate for refillable products reached an average of 75 percent in fiscal 2002.

Further information on Kao's environmental activities is available at http://www.kao.co.jp/e/corp-e/responsible

Trends in Energy Consumption and CO_2 Emissions at Wakayama Plant

Trends in energy consumption


130
120
110
100
90
110
90
70
50
30
Energy consumption (crude oil equivalent, thousand KL)
Unit value added index
90
98
99
00
01
02
Energy consumption
Unit value added index

Trends in CO_2 emissions


350
300
250
200
150
110
90
70
50
30
Emissions (thousand tons)
Unit value added index
90
98
99
00
01
02
Emissions
Unit value added index

Conversion rate to refill products


100
80
60
40
20
0
Conversion rate (unit base)
95
96
97
98
99
00
01
02
Body cleansers
Household cleaners
Fabric softeners
Dishwashing detergents

COMMUNITY AND CULTURAL ACTIVITIES

Long committed to a harmonious relationship with society, Kao continues to work for the betterment of society through community and cultural activities. Activities symbolic of that effort are introduced here.


A chemistry experiment class


Sumiya Wasa Welfare Factory


Community involvement through music

Raising Children to Lead the Next Generation

Kao plays a role in efforts to raise children to lead the next generation.

"Creating Forests for Everyone" Campaign: Cultivating an Environmentally Conscious Next Generation

Since fiscal 2000, this campaign has supported citizens' groups working with corporations and the Urban Greenery Fund to create green spaces in neighborhoods and public places. Kao has been placing the "Creating Forests for Everyone" mark on all refill pouch products since 2002 in order to spread the message to consumers. Together with consumers, Kao intends to raise environmental conservation consciousness.

A portion of sales from refill pouch products totaling about 30 million yen has been distributed through the Urban Greenery Fund to volunteer organizations and non-profit organizations active throughout the country in such projects as protection and planting of trees, and construction of birdhouses. Kao staff members have been active as volunteers in these projects since fiscal 2001.

Touring Chemical Experiment Class

As a company that sells chemical products as well as consumer products, Kao organizes class demonstrations of chemical experiments, led by junior researchers, to stimulate children's interest in chemistry. The researchers travel to schools for the demonstrations, which were given at a total of thirteen elementary and middle schools in fiscal 2002.

Social Contribution

Kao is engaged in various social support activities, including helping those with disabilities lead independent lives, developing products that incorporate universal design, and production and distribution of educational videos and CDs aimed at promoting normalization.

A Decade of Support for the Wasa Welfare Factory

Kao's Wakayama Plant has been assisting production activities at the Sumiya Wasa Welfare Factory, a social welfare corporation, since its establishment in 1993. Created through a three-way partnership among the Wakayama Prefecture and City governments, Sumiya Orthopedic Hospital and Kao, the factory provides a barrier-free working environment for disabled workers employed in such assembly operations as filling Kao travel sets and hotel-use mini bottles.

Corporate Philanthropy

Starting from the assumption that opportunities to experience art should abound everywhere, Kao provides joint support with The Yomiuri Shimbun for the Museum Liaison Committee, an organization of public art museums throughout Japan. Kao also supports five of Japan's top orchestras.

Support for Touring Art Exhibits

Kao has been supporting touring art exhibits at public art museums around the country since 1982. In fiscal 2002, nearly 470,000 visitors attended Kao-sponsored exhibits at 111 museums. Attendance over Kao's two decades of sponsorship totals more than 16 million.

Overseas Training for Curators

Kao sends about five curators overseas for training every year, amounting to a total of 94 by the end of fiscal 2002.

Curator Research Grants

In 1989, Kao initiated a research grant program for curators. As of the end of fiscal 2002, Kao had awarded a total of 86 grants, each of ¥500,000.

In fiscal 2001, Japan's Association for Corporate Support of the Arts recognized Kao's stable, long-term support with the Mécénat Award for Outstanding Fostering of Talent.

Kao Foundation for Arts and Sciences

In 1990, Kao established the Kao Foundation for Arts and Culture to provide further support for artistic and cultural activities. The name was changed to the Kao Foundation for Arts and Sciences in 1997. Operations are supported by contributions and the ¥2.3 billion Kao has provided for operating expenses. Main areas of support include artistic and cultural activities, scientific research and research that fuses art and culture with science. Over twelve years of operation, the foundation has provided 829 grants totaling ¥600 million.

Further information on Kao's community and cultural activities is available at http://www.kao.co.jp/e/corp_e/profile/soc/index.html

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE AUDITORS

Board of Directors



Takuya Goto*
President and Chief Executive Officer, Representative Director



Toshio Hoshino*
Senior Executive Vice President, President, International Consumer Products, Representative Director



Takahiko Kagawa*
Executive Vice President, President, Kao Hanbai Company, Ltd., Representative Director

Yasuo Idemitsu*
Executive Vice President
Global Production and Engineering

Akio Tsuruoka*
Executive Vice President
Global Purchasing

Nobuatsu Higuchi*
Executive Vice President
President, Greater China

Naotake Takaishi*
Executive Vice President
Global R&D

Shozo Tanaka*
Executive Officer
President, Global Personal Care

Kuniaki Watanabe*
Executive Officer
President, Chemical Company

Motoki Ozaki*
Executive Officer
President, Global Fabric and Home Care

Shunichi Nakagawa*
Executive Officer
Legal and Compliance, Global

Akishige Okada**
Chairman of the Board, Sumitomo Mitsui Banking Corporation

Sakie T. Fukushima**
Representative Director and Regional Managing Director, Japan, Korn/Ferry International

* Holds the post of Executive Officer concurrently

** Outside Director

Executive Officers

Toshio Hirasaka
President
Cleanliness and Sanitation Business

Masatoshi Kitahara
Global Communications

Tadao Matsumoto
Global Logistics

Tetsuya Imamura
President
Global Health Care

Masateru Kanazawa
Global Marketing Service

Toshio Takayama
President
Global Prestige Cosmetics

Akio Kimura
Vice President
Global R&D

Norihiko Takagi
Global Human Capital Development

Takuo Goto
Vice President
Global Production and Engineering

Hiroshi Kanda
President
Global Feminine and Baby Care

Corporate Auditors

Iwao Inoue
Full-time Corporate Auditor

Tsuneo Ejiri
Full-time Corporate Auditor

Hidejiro Matsuda***
Certified Public Accountant

Kohei Nasu***
Attorney at Law

*** Outside Corporate Auditor

(As of June 27, 2003)

FINANCIAL SECTION

CONTENTS

Management's Discussion and Analysis

Six-Year Summary

Kao Corporation and Consolidated Subsidiaries — Years ended March 31

	Millions of yen					
	2003	2002	2001	2000	1999	1998
For the year:						
Net sales	**¥865,247**	¥839,026	¥821,629	¥846,922	¥924,596	¥907,249
Consumer Products	**646,413**	626,047	607,826	632,423	656,197	696,800
Prestige Cosmetics	**75,833**	74,176	72,579	70,890	74,450	—
Chemical Products	**170,935**	162,802	167,893	172,401	193,949	210,449
Subtotal	**893,181**	863,025	848,298	875,714	924,596	907,249
Eliminations	**(27,934)**	(23,999)	(26,669)	(28,792)	—	—
Japan	**654,595**	648,188	655,470	673,456	672,123	674,640
Asia and Oceania	**101,555**	93,499	84,137	86,176	104,694	101,726
North America and Europe	**—**	—	105,287	111,043	178,933	162,092
North America	**75,796**	70,274	—	—	—	—
Europe	**67,845**	57,625	—	—	—	—
Subtotal	**899,791**	869,586	844,894	870,675	955,750	938,458
Eliminations	**(34,544)**	(30,560)	(23,265)	(23,753)	(31,154)	(31,209)
Operating income	**114,915**	111,728	107,099	99,182	91,664	72,868
Net income	**62,462**	60,275	59,427	52,147	34,714	24,495
Capital expenditures	**84,544**	49,537	60,741	37,564	69,016	59,012
Depreciation and amortization	**58,310**	58,484	58,856	67,270	71,202	81,405
Cash flows	**104,436**	103,657	104,702	108,158	96,310	97,046
Research and development expenditures	**37,713**	37,543	37,049	38,062	36,062	37,843
(% of Sales)	**4.4%**	4.5%	4.5%	4.5%	3.9%	4.2%
Advertising expenditures	**74,277**	63,069	65,758	64,354	71,752	65,404
(% of Sales)	**8.6%**	7.9%	8.0%	7.6%	7.8%	7.2%
At year-end:						
Total assets	**720,849**	772,145	783,760	750,016	751,725	778,762
Total shareholders' equity	**417,031**	459,731	462,988	474,979	451,777	424,430
Number of employees	**19,807**	19,923	19,068	16,088	—	—
	Yen					
Per share:						
Net income	**¥ 108.05**	¥ 100.43	¥ 96.69	¥ 83.45	¥ 55.98	¥ 40.10
Cash dividends	**30.00**	26.00	24.00	20.00	16.00	15.00
Shareholders' equity	**744.56**	779.44	760.05	765.59	727.01	684.90
Weighted average number of shares outstanding during the period (in thousands)	**576,770**	600,150	614,608	624,917	620,171	610,857
	%					
Key financial ratios:						
Return on sales	**7.2**	7.2	7.2	6.2	3.8	2.7
Return on equity	**14.2**	13.1	12.7	11.3	7.9	6.1
Equity ratio	**57.9**	59.5	59.1	63.3	60.1	54.5

Notes: 1. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.

2. Prestige Cosmetics results for 1998 are consolidated under Consumer Products. Effective April 1, 2002, Cosmetics *Sofina* has been renamed Prestige Cosmetics.

3. Net sales by geographic segment include intersegment sales. Effective April 1, 2002, net sales in North America and Europe are presented separately. The figure for the year ended March 31, 2002 has been restated accordingly.

4. Due to the change in the presentation requirements in Japan, certain reclassifications have been made to operating income for 1998 to conform to the presentation of the current year's results.

5. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.

6. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. Using the previous method, net income per share for the year would increase to ¥108.30 The same method is applied to the calculation of shareholders' equity per share. Using the previous method, shareholders' equity per share for the year would increase to ¥744.81.

7. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.

Net Sales/Gross Profit Ratio
(Billions of yen, %)


924.6
846.9
821.6
839.0
865.2
52.8
55.0
55.8
56.9
1999 2000 2001 2002 2003

Operating Income/
Operating Income Ratio
(Billions of yen, %)


91.7
99.2
107.1
111.7
114.9
9.9
11.7
13.0
1999 2000 2001 2002 2003

Net Income/Return on Sales
(Billions of yen, %)


34.7
52.1
59.4
60.3
62.5
3.8
6.2
7.2
1999 2000 2001 2002 2003

Overview of Consolidated Results

In the fiscal year ended March 31, 2003, the global economy remained stagnant despite a mild recovery in the United States. In Japan, indices such as exports and production improved during the first half of the fiscal year. The economic slump continued, however, due to factors including restrained investment in plant and equipment and a lack of improvement in consumer spending, the employment situation and wage levels.

Analysis of Income Statements

Net Sales and Gross Profit

For the year ended March 31, 2003, consolidated net sales increased 3.1 percent to ¥865.2 billion (US$7,198.4 million). Kao generated sales growth despite the sluggish consumer product market and declining sales prices by introducing successful higher-value-added new products and enhancing sales and marketing activities. Sales in the chemical products business were varied. Newly developed products and export products performed well, while the stagnant Japanese economy adversely affected oleochemical and specialty chemical product sales. Outside Japan, Kao achieved growth in sales of both the consumer products business and the chemical products business. The favorable effect of acquisitions was one factor that lent support to consumer product sales. Kao also recorded a favorable currency translation effect on overseas sales of ¥10.3 billion (US$85.9 million).

Cost of sales increased 1.2 percent to ¥365.6 billion (US$3,041.5 million), substantially less than the 3.1 percent increase in net sales. The cost of sales ratio improved 0.8 percentage points to 42.3 percent from 43.1 percent for the previous fiscal year. Factors supporting the improvement included rationalization and cost reductions. As a result, gross profit increased 4.6 percent to ¥499.7 billion (US$4,156.9 million), and represented 57.7 percent of net sales, compared to 56.9 percent for the previous fiscal year.

Operating Income and Expenses

Selling, general and administrative (SG&A) expenses increased 5.2 percent year-on-year to ¥384.7 billion (US$3,200.8 million). Increased advertising spending, as well as amortization of trademarks and goodwill and personnel expenses resulting from acquisitions in the consumer products business, is included in SG&A expenses.

Operating income therefore increased 2.9 percent to ¥114.9 billion (US$956.0 million). Operating income from operations in Japan increased 3.5 percent to ¥98.5 billion (US$819.5 million), with higher sales and internal cost reductions compensating for lower prices and increased marketing expenses. Operating income from overseas operations decreased 4.8 percent to ¥15.5 billion (US$129.3 million), as higher operating income from sales of consumer products in the United States and Europe did not fully offset lower operating profitability in the consumer product and chemical product businesses in Asia. The ratio of operating income to net sales was essentially unchanged at 13.3 percent.

Non-Operating Expenses and Net Income

Other expenses totaled ¥2.3 billion (US$19.5 million), compared with ¥3.8 billion (US$31.5 million) for the previous fiscal year. Foreign exchange currency loss totaled ¥0.8 billion (US$6.7 million), compared to a gain of ¥0.7 billion (US$6.0 million), in the previous fiscal year. Equity in earnings of nonconsolidated subsidiaries and affiliates totaled ¥1.3 billion (US$10.5 million), compared to equity in losses of ¥0.8 billion (US$6.7 million) for the previous fiscal year. The return of the substituted portion of employee pension fund to the government of Japan generated a gain of ¥8.1 billion (US$67.1 million). Other expenses also decreased absent a restructuring charge of ¥2.5 billion (US$20.9 million) at Kao (Taiwan) Corporation and charges of ¥1.5 billion (US$12.6 million) in connection with the dissolution of Novartis Kao Co., Ltd. in the previous fiscal year. Kao booked valuation losses on impairments of land totaling ¥7.2 billion (US$59.6 million), and valuation losses on impairments of investment securities totaling ¥2.9 billion (US$23.9 million).

Consequently, income before income taxes and minority interests increased 4.3 percent to ¥112.6 billion (US$936.5 million). Income taxes net of deferrals increased 4.1 percent to ¥47.6 billion

(US$396.4 million). As a result, net income increased 3.6 percent to ¥62.5 billion (US$519.7 million). Net income per share increased to ¥108.05 (US$0.90) from ¥100.43 (US$0.84) for the previous fiscal year, reflecting both the increase in net income and the beneficial effect of Kao's repurchase of approximately 29.1 million shares of common stock outstanding during the fiscal year. Dividends per share applicable to the fiscal year increased to ¥30.00 (US$0.25) from ¥26.00 (US$0.22) for the previous fiscal year. EVA improved steadily because of an increase in net operating profit after tax (NOPAT) and decreased capital charges resulting from Kao's share repurchase program.

Costs, Expenses and Income as Percentages of Net Sales

	2003		2002		2001
Cost of sales	**42.3%**		43.1%		44.2%
Gross profit	**57.7**	**(0.8)**	56.9	(1.1)	55.8
Selling, general and administrative expenses	**44.4**	**(0.8)**	43.6	(0.8)	42.8
Operating income	**13.3**	**(0.0)**	13.3	(0.3)	13.0
Income before income taxes and minority interests	**13.0**	**(0.1)**	12.9	(0.5)	12.4
Net income	**7.2**	**(0.0)**	7.2	(0.0)	7.2

Note: Figures in parentheses represent change in percentage points from the previous year.

Information by Business Segment

Domestic sales of consumer products and prestige cosmetics were strong, while the soft economy adversely affected a portion of Kao's chemical product portfolio. Sales in each business segment increased overseas, supported by acquisitions in the consumer products business in North America and Europe and the positive currency translation effect. Increased operating income in Japan, North America and Europe more than compensated for difficulties in Asia. Operating income from prestige cosmetics also rose. In the chemical products business, operating income decreased in Asia because of rising material costs, but increased moderately in Japan, North America and Europe.

Consumer Products Business

Net sales of consumer products increased 3.3 percent from the previous fiscal year to ¥646.4 billion (US$5,377.8 million). Excluding the positive currency translation effect, sales increased 2.1 percent in real terms. Sales in Japan increased 1.0 percent year-on-year, while sales outside Japan increased significantly because of factors including the positive effect of acquisitions and the weaker yen.

Operating income increased 1.8 percent to ¥90.4 billion (US$751.7 million). Higher operating income in Japan, North America and Europe compensated for lower operating income in Asia.

Japan

In the overall consumer products market in Japan, consumer spending has remained restrained and retail sales of consumer products decreased year-on-year, although price declines appear to have moderated. By channel, sales at drugstore chains have grown significantly, sales at supermarket chains have declined, and sales at convenience stores and home improvement stores have increased marginally. In this environment, Kao intensified marketing and sales efforts at each chain store and in each region. Kao put particular emphasis on expanding its presence in the drugstore channel, and on stimulating the market by introducing new and improved products that offer consumers added value. Factors such as declining sales prices, increased marketing costs and higher material costs resulting from the weaker yen restrained sales growth. Kao's success at cutting costs and raising cost efficiency, however, supported the increase in earnings.

In the market for personal care products, sales volume did not increase, while growing competition caused further decreases in sales prices. Sales in the drugstore channel, however, increased as a result of heightened consumer interest in health and beauty.

Kao continued to strengthen brand loyalty for the total skin care brand *Bioré* using the

Net Sales by Business Segment: Consumer Products/ Prestige Cosmetics
(Billions of yen)


730.6
74.5
656.2
703.3
70.9
632.4
680.4
72.6
607.8
700.2
626.0
722.2
1999
2000
2001
2002
2003

■ Prestige Cosmetics

Operating Income by Business Segment: Consumer Products/ Prestige Cosmetics
(Billions of yen)


85.8
84.3
2.2
82.1
88.9
2.8
86.1
93.6
4.8
88.8
95.6
1999
2000
2001
2002
2003

■ Prestige Cosmetics

concept of mild acidity, and launched *Bioré Perfect Oil* makeup remover in spring 2003. Based on innovative technology, this product is a cleansing oil that can be applied on wet skin. In the shampoo, conditioner and treatment product category, Kao improved the *Essential* brand, and enhanced its brand image, together with that of the *Merit* brand. *Clear Clean Plus Whitening* toothpaste, which contains malic acid and granules to lift and remove stains from teeth, also contributed to sales. Sales of personal care products decreased 0.8 percent year-on-year, due partly to Kao's effort to refocus management resources by reducing the number of brands and product items.

In the fabric and home care products market, competition remained intense and prices continued to decrease, although gradually. Sales of laundry detergent products increased, offsetting the ongoing trend toward lower sales of laundry detergent products in the gift market. Strategic marketing investments in core brands *Attack* laundry detergent, *Humming Flare* fabric softener and *Quickle* cleaning products resulted in increased sales. Kao launched several new products in fall 2003, including *Attack Spray Foam* pre-care laundry detergent and transparent fabric softener *Humming Flare*. Kao also began nationwide sales of *Quickle Wiper* cleaning kit for carpet. As a result, sales of fabric and home care products increased 0.9 percent from the previous fiscal year.

In feminine care, baby care and other products, the target populations for sanitary napkins and disposable diapers decreased in number, which reduced sales, but prices appear to have stopped falling. Kao improved the basic functions of *Laurier* sanitary napkins and redesigned the package to enhance appeal in global markets and to improve the brand image, particularly among younger consumers. The *Merries* brand of disposable baby diapers underwent improvements to its texture and sales volume increased, but price decreases significantly affected this product line. The market for adult incontinence products is expanding due to the aging of society. The Company employed sampling to promote the *Relief* brand, and increased sales of the pants-type *Relief* line helped this brand exceed the rate of growth of the overall market.

The *Econa* line of products has a large share of the growing market for healthy functional cooking oils, and continued to generate strong growth in both the general and gift markets during the past fiscal year. *Econa Healthy Mayonnaise*, launched in September 2002, has made steady progress and a substantial contribution to sales. Overall, sales of feminine care, baby care and other products increased 4.9 percent year-on-year.

Asia and Oceania

Retail prices continued to reflect intense competition among Japanese, North American, European and local manufacturers, as well as structural changes in distribution caused by the consolidation of major chain stores, including global retailers. Kao continued to reduce the number of brands and product items, focusing management resources on eight core brands: *Sifoné* and *Feather* hair care products; *Bioré* skin care products; *Attack*, *Magiclean* and *Haiter* fabric and home care products; and *Laurier* and *Merries* feminine and baby care products. Kao has also improved responsiveness to the business environment by optimizing production in China, Taiwan and the ASEAN region, strengthening its management system, and increasing the autonomy of managers.

As a result, overall sales in the region increased despite lower sales in some areas, such as Taiwan, due to the effect of difficult market conditions and reductions in the number of products sold. In addition, Kao established a new wholly owned holding company in Shanghai in June 2002 to expand business in China, and Kao Transfar (Hangzhou) Co., Ltd., a fabric and home care products company that was established with a local company in October 2002, began production and sales in December 2002.

North America and Europe

Naturally Smooth lotion, a *Jergens* brand, performed strongly despite difficult market conditions in North America and Europe. The Andrew Jergens Company has attained the top share of the U.S. hand and body lotion market. Kao also launched new products and intensified marketing for brands including *Curél* and *Bioré Pore Strips*. Efforts to revitalize the antiperspirant deodorant *ban* brand included reducing the number of existing products and launching new and improved products. KPSS - Kao Professional Salon Services GmbH (formerly Goldwell GmbH) generated solid sales, and marketing of *Elumen* hair color, which was launched in 2001, began in the United States, Canada and other countries. In Europe, the results of the premium hair care product business of Guhl Ikebana GmbH were essentially the same as in the previous fiscal year. Overall, however, Group companies in North America and Europe generated solid sales growth.

KMS Research, Inc., a manufacturer of professional-use hair care products mainly for North American and European hair salons acquired in March 2002; KMS Research affiliates in the United Kingdom; and John Frieda Professional Hair Care, Inc., acquired in September 2002, each achieved sales in line with projections.

Prestige Cosmetics Business

In the cosmetics market, prestige cosmetics sales continued to decline in both volume and value, while sales of low-priced products continued to grow. In this stagnant market, *Kao Sofina* celebrated its twentieth anniversary by generating record-high sales of ¥75.8 billion (US$630.9 million), a 2.2 percent year-on-year increase. *Sofina* brand sales drew support from the release of the *Rise* line, which is the culmination of years of research on ceramide that retains moisture in the stratum corneum, and from the renewal of the *Vital Rich* line. Expansion of the basic skin series also supported *Sofina* sales, and the performance of *Medicated Whitening Deep Science* boosted sales of special care products. The *est* brand, which is only available through department store channels, continued to grow steadily due to an ongoing marketing and sales focus on the acquisition of new customers. Operating income increased ¥0.5 billion to ¥5.3 billion (US$43.9 million), supported by cost reductions.

Chemical Products Business

Sales of chemical products increased 5.0 percent to ¥170.9 billion (US$1,422.1 million). Excluding the effect of currency translation, sales increased 2.8 percent. Business expanded steadily in the Japanese, Asian, North American and European markets. Operating income increased marginally to ¥18.2 billion (US$151.4 million) as performance in Japan, North America and Europe offset lower sales in Asia resulting from increased oleochemical raw material prices.

Japan

Newly developed products such as a pigment auxiliary for color inkjet printer ink were well received due to their outstanding product features. Slurries for use in polishing hard disks also contributed to the increase in sales. The specialty chemicals business grew strongly in response to customer export needs for plastic-related additives, toner and toner binder products. Soft demand in the construction sector affected the industrial material business, which produces high-performance concrete additives that dramatically strengthen raw concrete. Operating income increased as a result of concerted efforts to absorb a decline in sales prices through cost-cutting measures and increased sales volume.

Asia

Sales increased steadily in Asia. Sales of concrete additives rose in China, Taiwan and other Asian countries where demand is strong. Sales of various product lines also increased in Thailand and Indonesia. Sales in Malaysia increased due to the capacity expansion at Kao's fatty alcohol production facilities. Despite the increase in sales and the promotion of streamlining and cost-cutting measures, operating income dropped as a result of an increase in oleochemical raw material prices. Kao halted production of chemical products in Taiwan because of the continued shift of plants from Taiwan to China.

North America and Europe

Sales of toner and toner binder for copiers and printers grew robustly, supported by expanded production capacity and moves to strengthen the global management system centering on Japan, the United States and Spain. Expanded sales of new products supported growth in the

Net Sales by Business Segment: Chemical Products
(Billions of yen)


193.9
172.4
167.9
162.8
170.9
1999
2000
2001
2002
2003

Operating Income by Business Segment: Chemical Products
(Billions of yen)


5.9
14.7
17.7
17.7
18.2
1999
2000
2001
2002
2003

Net Sales by Geographic Segment: Japan
(Billions of yen)


672.1
673.5
655.5
648.2
654.6
1999
2000
2001
2002
2003

Net Sales by Geographic Segment: Asia and Oceania
(Billions of yen)


104.7
86.2
84.1
93.5
101.6
1999
2000
2001
2002
2003

Net Sales by Geographic Segment: North America and Europe
(Billions of yen)


178.9
111.0
105.3
127.9
70.3
57.6
143.6
75.8
67.8
1999
2000
2001
2002
2003

■ North America
■ Europe

Note: Net sales in North America and Europe are presented separately starting from the year ended March 31, 2002.

aroma chemical business, which includes several synthetic aroma products that hold the leading share of their respective markets. Kao also sold its textile auxiliary business as part of a reorganization of operations in the United States and Mexico. In March 2003, Kao agreed to acquire the aroma chemicals and fragrance compound business of Cognis Deutschland GmbH & Co. KG, a global manufacturer of specialty chemicals and nutritional ingredients based in Germany. This acquisition should have good synergy with Kao's existing businesses. Operating income increased as a result of strong growth in North America and Europe, allowing the Company to absorb increased depreciation expenses from capital investment in plant and equipment.

Information by Geographic Segment

Japan

Total sales in Japan, including intersegment sales, increased 1.0 percent to ¥654.6 billion (US$5,445.9 million) and operating income increased 3.5 percent to ¥98.5 billion (US$819.5 million). Increased marketing expenses and higher raw material prices due to the weaker yen were offset by cost reductions and more efficient use of expenses. As a result, the consumer products. prestige cosmetics and chemical products businesses all recorded increases in operating income.

Asia and Oceania

Total sales elsewhere in Asia and Oceania, including intersegment sales, increased 8.6 percent to ¥101.6 billion (US$844.9 million). Excluding currency translation effect, sales rose 4.2 percent. Operating income decreased 35.7 percent to ¥5.4 billion (US$44.8 million). Although the performance of the consumer products business was solid in ASEAN countries, the impact of the severe operating environment in Taiwan and other countries resulted in a decrease in operating income. Sales of chemical products increased, but higher oleochemical ingredient prices and other factors reduced operating income.

North America

Total sales in North America, including intersegment sales, increased 7.9 percent to ¥75.8 billion (US$630.6 million). Excluding currency translation effect, sales rose 4.9 percent. Operating income increased 19.3 percent to ¥7.2 billion (US$60.3 million). Strong performance by The Andrew Jergens Company and John Frieda Professional Hair Care, Inc. in the consumer products business and steady sales of toner and toner binder for copiers and printers in the chemical products business resulted in increased operating income for both businesses.

Europe

Total sales in Europe, including intersegment sales, increased 17.7 percent to ¥67.8 billion (US$564.4 million). Excluding currency translation effect, sales rose 8.8 percent. Operating income increased 54.0 percent to ¥2.9 billion (US$24.2 million), due primarily to the steady performance of toner and toner binder for copiers and printers and synthetic fragrances in the chemical products business.

Cash Flows

During the year ended March 31, 2003, on a consolidated basis. net cash provided by operating activities increased, and was Kao's primary source of funds to finance the acquisition of John Frieda and share repurchases. Kao supplemented cash provided by operating activities by using internal capital resources, with the result that cash and cash equivalents decreased ¥49.2 billion to ¥75.7 billion (US$629.7 million). This amount included cash and cash equivalents from newly consolidated subsidiaries.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased to ¥134.2 billion (US$1,116.3 million) from ¥130.9 billion (US$1,089.2 million). Income taxes paid decreased to ¥53.2 billion (US$442.2 million) from ¥56.2 billion (US$467.2 million) for the previous fiscal year. Income before income taxes and minority interests increased to ¥112.6 billion (US$936.5 million) from ¥107.9 billion (US$898.0 million) for the previous fiscal year. Depreciation and amortization was ¥58.3 billion (US$485.1

million), compared to ¥58.5 billion (US$486.6 million) for the previous fiscal year. Trade receivables decreased by ¥11.9 billion (US$98.7 million); in the previous fiscal year they decreased by ¥3.7 billion (US$31.1 million).

Net Cash Used in Investing Activities

Net cash used in investing activities totaled ¥77.6 billion (US$645.3 million), essentially unchanged from the previous fiscal year. Primary uses of cash were purchase of property, plant and equipment and acquisition of the trademarks and stocks of John Frieda Professional Hair Care, Inc. in connection with the purchase of the company. Purchase of property, plant and equipment decreased to ¥43.3 billion (US$360.4 million) from ¥52.4 billion (US$436.2 million) for the previous fiscal year. Principal themes included production assets for new products, enhanced manufacturing capabilities, investments in software for information systems and, particularly in Japan, expanded physical distribution facilities. Intangible assets increased ¥46.2 billion (US$384.2 million), compared to ¥3.2 billion (US$26.4 million) during the previous fiscal year, primarily consisting of trademarks that were part of the acquisition of John Frieda.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled ¥104.2 billion (US$866.8 million), compared to ¥86.3 billion (US$717.6 million) for the previous fiscal year. Kao employed cash totaling ¥80.3 billion (US$668.2 million) to repurchase shares of its outstanding stock, compared to ¥57.6 billion (US$479.0 million) in the previous fiscal year. Net cash of ¥6.8 billion (¥56.6 million) was used to repay short and long-term loans and medium-term notes, compared to ¥15.1 billion (US$125.5 million) in the previous fiscal year. Cash dividends totaled ¥17.1 billion (US$142.0 million), compared to ¥15.6 billion (US$129.4 million) for the previous fiscal year.

Financial Structure

Total assets decreased 6.6 percent from the previous fiscal year end to ¥720.8 billion (US$5,997.1 million), primarily reflecting the substantial reduction in notes and accounts receivable and the liquidation of short-term investments to fund capital needs including the share repurchase program.

Total liabilities decreased 2.9 percent to ¥281.3 billion (US$2,339.9 million), with the decrease in interest-bearing liabilities offset by an increase in the liability for employee retirement benefits. Shareholders' equity decreased 9.3 percent, due primarily to the repurchase of common stock outstanding, which is recorded as treasury stock and subtracted from shareholders' equity. The ratio of shareholders' equity to total assets stood at 57.9 percent, compared to 59.5 percent at the previous fiscal year end. Return on equity improved to 14.2 percent, compared to 13.1 percent for the previous fiscal year, reflecting higher net income and the increased returns to common stock resulting from the share repurchase program.

EVA

Economic Value Added (EVA®) is Kao's main management measure for evaluating business performance and for operational and strategic decision-making. EVA is defined as net operating profit after tax (NOPAT) less a charge for the cost of capital employed in the business. EVA provides managers with a tool for evaluating the trade-offs inherent between increasing profits and covering the cost of capital required to generate such profits.

The aim of employing EVA is to create an organization focused at all levels on the enhancement of corporate value.

During fiscal 2002, Kao achieved its fourth consecutive year of improvement in EVA by continuing to focus on increasing NOPAT while simultaneously endeavoring to improve asset utilization. More specifically, Kao has achieved this improvement by focusing attention on the four key areas outlined below.

Increasing Profit: Kao strives to increase the operating profits of its existing businesses while minimizing the additional capital investment required to generate such profits. During the past fiscal year, TCR activities, which amounted to ¥11.0 billion (US$91.5 million), continued to contribute signifi-

Cash Flows/
Capital Expenditures
(Billions of yen)



108.2
104.7
103.7
104.4
96.3
84.
69.0
60.7
49.5
37.6
1999 2000 2001 2002 2003

■ Cash Flows
■ Capital Expenditures

Total Assets/Total
Shareholders' Equity
(Billions of yen)



751.7
750.0
783.8
772.1
720.8
451.7
475.0
463.0
459
417
1999 2000 2001 2002 2003

■ Total Assets
■ Total Shareholders' Equity

Return on Equity
(%)



14.2
13.1
12.7
11.3
7.9
1999 2000 2001 2002 2003

Net Sales/
Inventory Turnover
(Billions of yen, days)


924.6
846.9
821.6
839.0
865.2
69
65
70
68
1999 2000 2001 2002 2003

cantly to improved profitability. TCR activities involve gaining greater efficiencies in many different areas from production to logistics. TCR continues to be one of the main drivers of EVA for Kao.

Investing for Growth: Kao acquired John Frieda Professional Hair Care, Inc. in order to enhance its hair care business in the U.S. and Europe. The acquisition was funded out of existing cash and thus did not require Kao to take on any new debt.

In addition, Kao invested in new facilities to expand its production capacity in Japan. Kao also invested in expansion of its physical distribution facilities and a new information system. All of these investments are expected to contribute to future improvement of EVA.

Reducing Excess Capital: Kao also continues to focus on the reduction of excess capital in order to improve EVA. During the fiscal year under review, Kao divested its U.S. textile auxiliary business as part of reorganizing its operations in the United States and Mexico.

Financial Improvement: In order to improve its financial structure and reduce capital costs, Kao continued to repurchase shares at a total cost of ¥77.2 billion (US$642.0 million) during fiscal 2002, excluding shares less than one unit. Over the past four years, Kao's total share repurchases have amounted to ¥192.0 billion (US$1,597.3 million) accounting for more than 10 percent of shares outstanding at the beginning of the period.

Business Conduct Guidelines

Kao has established a Compliance Committee for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness, and ethics. As of April 2003, the Company also revised the former "Corporate Ethics of Kao Corporation" to "Kao Business Conduct Guidelines" to further promote ethical business conduct based on compliance with laws and regulations.

Hedging and Derivative Financial Instruments

Exposure to market risks, primarily changes in interest rates and currency exchange rates, is managed using derivative financial instruments. The Company does not employ such instruments for trading or speculative purposes, and enters into derivative transactions in accordance with internal policies that regulate the authorization and credit limit amounts. All derivative transactions are employed to hedge interest and foreign currency exposures incorporated within the Company's business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of the hedged assets or liabilities. The counterparties to Kao's derivative transactions are limited to major international financial institutions, and the Company does not anticipate any losses arising from credit risk.

Interest Rate Exposure

The Company manages interest rate exposure using interest rate swaps and interest rate caps. Under generally accepted accounting standards for financial instruments in Japan, interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value. Instead, the differentials paid or received under the swap agreements are recognized and included in interest expense or income as incurred. Gains or losses on interest rate swap agreements are deferred until the maturity of the hedged transaction. Interest rate caps are employed to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Company's exposures on such debt to the maximum rate.

Currency Rate Exposure

Kao employs foreign exchange forward contracts and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. Short-term and long-term loans receivable denominated in foreign currencies for which foreign exchange forward contracts or foreign currency swaps are used to hedge foreign currency fluctuations are translated at the contracted rate if the contracts qualify for specific hedge accounting.

Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2003 and 2002

Assets	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars (Note 2) 2003
Current assets:			
Cash and time deposits (Note 3)	¥ 36,246	¥ 26,643	$ 301,547
Short-term investments (Notes 3 and 5)	48,299	132,487	401,822
Notes and accounts receivable:			
Trade (Note 6)	91,923	101,315	764,750
Nonconsolidated subsidiaries and affiliates	4,506	3,472	37,488
Other	3,341	1,213	27,795
Inventories:			
Finished goods	47,225	44,539	392,887
Work in process and raw materials	23,699	22,681	197,163
Deferred income taxes (Note 7)	14,933	13,607	124,235
Other current assets	8,322	10,561	69,235
Allowance for doubtful receivables	(2,481)	(3,756)	(20,641)
Total current assets	276,013	352,762	2,296,281
Property, plant and equipment, at cost (Note 6):			
Land	69,321	76,395	576,714
Buildings and structures	284,635	281,995	2,368,011
Machinery, equipment and other	664,596	662,382	5,529,085
Construction in progress	12,095	9,865	100,624
	1,030,647	1,030,637	8,574,434
Accumulated depreciation	(755,227)	(735,074)	(6,283,086)
	275,420	295,563	2,291,348
Intangible assets:			
Goodwill	36,637	23,976	304,800
Trademarks	58,357	22,896	485,499
Other intangible assets	9,121	6,286	75,882
	104,115	53,158	866,181
Investments and other assets:			
Investment securities (Note 5)	18,019	24,258	149,909
Investments in and advances to nonconsolidated subsidiaries and affiliates	8,424	14,749	70,083
Deferred income taxes (Note 7)	27,130	20,013	225,707
Other assets	11,728	11,642	97,571
	65,301	70,662	543,270
	¥ 720,849	¥ 772,145	$ 5,997,080

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2003	2002	Thousands of U.S. dollars (Note 2) 2003
Current liabilities:			
Short-term debt (Note 6)	**¥ 13,164**	¥ 16,430	**$ 109,517**
Current portion of long-term debt (Note 6)	**275**	2,860	**2,288**
Notes and accounts payable:			
Trade	**58,772**	65,969	**488,952**
Nonconsolidated subsidiaries and affiliates	**1,990**	1,672	**16,556**
Other	**17,862**	23,962	**148,462**
Accrued income taxes (Note 7)	**28,897**	26,052	**240,408**
Accrued expenses	**61,045**	60,224	**507,862**
Other current liabilities (Note 6)	**19,875**	17,483	**165,350**
Total current liabilities	**201,880**	214,652	**1,679,535**
Long-term liabilities:			
Long-term debt (Note 6)	**35,607**	36,676	**296,231**
Liability for employee retirement benefits (Note 9)	**31,506**	23,149	**262,113**
Liability for director and corporate auditor retirement benefits (Note 9)	**207**	382	**1,722**
Other (Note 6)	**12,051**	14,823	**100,258**
	79,371	75,030	**660,324**
Minority interests	**22,567**	22,732	**187,745**
Contingent liabilities (Note 10)			
Shareholders' equity (Notes 6, 11 and 12):			
Common stock:			
Authorized — 1,000,000,000 shares in 2003 and 968,594,000 shares in 2002			
Issued — 599,443,701 shares in 2003 and 599,429,451 shares in 2002	**85,424**	85,415	**710,682**
Capital surplus	**108,889**	108,879	**905,898**
Retained earnings	**355,806**	309,812	**2,960,116**
Unrealized gain on available-for-sale securities	**1,711**	2,518	**14,235**
Foreign currency translation adjustments	**(30,461)**	(22,777)	**(253,419)**
	521,369	483,847	**4,337,512**
Treasury stock, at cost (39,530,368 shares in 2003 and 9,608,717 shares in 2002)	**(104,338)**	(24,116)	**(868,036)**
	417,031	459,731	**3,469,476**
	¥720,849	¥772,145	**$5,997,080**

Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2003	2002	2003
Net sales (Note 13)	¥865,247	¥839,026	$7,198,394
Cost of sales	365,591	361,433	3,041,522
Gross profit	499,656	477,593	4,156,872
Selling, general and administrative expenses (Note 14)	384,741	365,865	3,200,840
Operating income (Note 13)	114,915	111,728	956,032
Other (income) expenses (Note 15):			
Interest and dividend income	(1,401)	(1,721)	(11,656)
Interest expense	1,592	1,690	13,245
Foreign currency exchange (gain) loss	801	(717)	6,664
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(1,258)	808	(10,466)
Other, net	2,609	3,727	21,706
	2,343	3,787	19,493
Income before income taxes and minority interests	112,572	107,941	936,539
Income taxes (Note 7):			
Current	55,904	53,935	465,092
Deferred	(8,256)	(8,157)	(68,686)
	47,648	45,778	396,406
Income before minority interests	64,924	62,163	540,133
Minority interests in earnings of consolidated subsidiaries	2,462	1,888	20,482
Net income	¥ 62,462	¥ 60,275	$ 519,651
Per share of common stock (Notes 1.o and 17):	Yen		U.S. dollars (Note 2)
Net income	¥108.05	¥100.43	$0.90
Fully diluted net income	103.69	96.55	0.86
Cash dividends applicable to the year	30.00	26.00	0.25

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Thousands	Millions of yen					
	Number of shares of common stock issued	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at April 1, 2001	610,826	¥85,409	¥108,873	¥298,687	¥6,050	¥(35,626)	¥(405)
Retained earnings of affiliates previously not accounted for by the equity method				(219)			
Net income				60,275			
Changes in unrealized gain on available-for-sale securities, less applicable tax					(3,532)		
Changes in foreign currency translation						12,849	
Cash dividends, ¥25.00 per share (Note 11)				(15,102)			
Directors' and corporate auditors' bonuses				(146)			
Conversion of convertible bonds	9	6	6				
Purchase and redemption of treasury stock (Note 11)	(11,406)			(33,683)			
Treasury stock acquired, net (7,934,400 shares)							(23,711)
Balance at March 31, 2002	599,429	85,415	108,879	309,812	2,518	(22,777)	(24,116)
Net income				**62,462**			
Change in unrealized gain on available-for-sale securities, less applicable tax					**(807)**		
Changes in foreign currency translation						**(7,684)**	
Cash dividends, ¥28.00 per share (Note 11)				**(16,336)**			
Directors' and corporate auditors' bonuses				**(128)**			
Conversion of convertible bonds	**15**	**9**	**10**				
Loss on transfers of treasury stock related to conversion of convertible bonds				**(4)**			
Treasury stock acquired, net (29,921,651 shares)							**(80,222)**
Balance at March 31, 2003	**599,444**	**¥85,424**	**¥108,889**	**¥355,806**	**¥1,711**	**¥(30,461)**	**¥(104,338)**

	Thousands	Thousands of U.S. dollars (Note 2)					
	Number of shares of common stock issued	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2002	599,429	$710,607	$905,815	$2,577,471	$20,948	$(189,493)	$(200,632)
Net income				**519,650**			
Changes in unrealized gain on available-for-sale securities, less applicable tax					**(6,713)**		
Changes in foreign currency translation						**(63,926)**	
Cash dividends, US$0.233 per share (Note 11)				**(135,907)**			
Directors' and corporate auditors' bonuses				**(1,065)**			
Conversion of convertible bonds	**15**	**75**	**83**				
Loss on transfers of treasury stock related to conversion of convertible bonds				**(33)**			
Treasury stock acquired, net (29,921,651 shares)							**(667,404)**
Balance at March 31, 2003	**599,444**	**$710,682**	**$905,898**	**$2,960,116**	**$14,235**	**$(253,419)**	**$(868,036)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2003	2002	2003
Operating activities:			
Income before income taxes and minority interests	¥112,572	¥107,941	$ 936,539
Adjustments for:			
Income taxes paid	(53,155)	(56,152)	(442,221)
Depreciation and amortization	58,310	58,484	485,108
Loss on sales or disposals of property, plant and equipment, net	1,738	1,808	14,459
Equity in (earnings) losses of nonconsolidated subsidiaries and affiliates	(1,258)	808	(10,466)
Unrealized foreign currency exchange loss	941	174	7,829
Change in trade receivables	11,868	3,733	98,736
Change in inventories	(1,310)	6,482	(10,899)
Change in trade payables	(8,869)	(4,362)	(73,785)
Change in liability for retirement benefits	8,327	8,275	69,276
Other, net	5,015	3,735	41,722
Net cash provided by operating activities	134,179	130,926	1,116,298
Investing activities:			
Purchase of marketable securities	(10,786)	(46,816)	(89,734)
Proceeds from the redemption of bonds	27,613	32,676	229,726
Purchase of property, plant and equipment	(43,319)	(52,429)	(360,391)
Proceeds from sales of property, plant and equipment	1,117	2,447	9,293
Increase in intangible assets	(46,185)	(3,179)	(384,234)
Proceeds from the redemption and sales of investment securities	10,318	2,315	85,840
Increase in investments in and advances to nonconsolidated subsidiaries and affiliates	(4,185)	(8,614)	(34,817)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired (Note 4)	(13,510)	—	(112,396)
Change in other investments	1,369	(4,048)	11,389
Net cash used in investing activities	(77,568)	(77,648)	(645,324)
Financing activities:			
Change in short-term debt	(3,146)	1,123	(26,173)
Proceeds from long-term loans	82	1,320	682
Repayments of long-term loans	(1,162)	(11,232)	(9,667)
Repayments of medium-term notes	(2,575)	(6,300)	(21,423)
Sales of treasury stock	—	1,950	—
Purchase of treasury stock	(80,320)	(57,572)	(668,219)
Payments of cash dividends	(17,065)	(15,555)	(141,972)
Other, net	—	13	—
Net cash used in financing activities	(104,186)	(86,253)	(866,772)
Translation adjustments on cash and cash equivalents	(2,656)	3,472	(22,097)
Net decrease in cash and cash equivalents	(50,231)	(29,503)	(417,895)
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	995	990	8,278
Cash and cash equivalents, beginning of year (Note 3)	124,921	153,434	1,039,276
Cash and cash equivalents, end of year (Note 3)	¥ 75,685	¥124,921	$ 629,659

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2003 and 2002

1. Summary of Significant Accounting Policies

a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein. Certain 2002 financial statement items were reclassified to conform to the presentation for 2003.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

b) Consolidation and accounting for investments in nonconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies have the ability to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.

Under the control or influence concept, a company in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations is fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except that write-downs are recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

c) Cash equivalents

For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits and investment trusts in bonds that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

e) Short-term investments and investment securities

Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows:
i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, ranging from 21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

g) Intangible assets

Goodwill and trademarks are amortized on a straight-line basis. The amortization of goodwill is over 15 and 20 years and trademarks are over 10 years, except that appropriate write-downs are recorded for the value of goodwill which has been permanently impaired.

h) Retirement and pension plans

The Company and domestic consolidated subsidiaries have a defined benefit pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial method.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

The unrecognized transitional obligation is being amortized over 15 years. The unrecognized net actuarial gain or loss is being amortized over 10 years. The unrecognized prior service cost is being amortized over 15 years. These amortizations are presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income. The defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the company. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on October 18, 2002. Effective from June 1, 2003, the Company and domestic consolidated companies amended the Kao retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of future reserved amount.

Retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date. The Company revised its compensation plan in June, 2001. No additional provisions have been recorded for retirement benefits to be paid to the Company's directors and corporate auditors since July, 2001.

i) Income taxes

The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

j) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in Note 8.

k) Appropriation of retained earnings

Appropriations of retained earnings at each year end are reflected in the financial statements for the following year upon shareholders' approval.

l) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives.

m) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate.

Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

n) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Short-term and long-term loans receivable denominated in foreign currencies, for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations, are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

o) Per share information

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period.

Fully diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year or at the date of issuance with an applicable adjustment for related interest expense.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

2. Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar (US$) amounts included herein represent translations using the approximate exchange rate at March 31, 2003 of ¥120.20=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

3. Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Cash and time deposits	¥36,246	¥ 26,643	$301,547
Short-term investments	48,299	132,487	401,822
Short-term loan receivables in other current assets	7	—	58
Less: time deposits and short-term investments which mature or become due over three months after the date of acquisition	(8,867)	(34,209)	(73,768)
Cash and cash equivalents	¥75,685	¥124,921	$629,659

4. Supplemental Cashflow Information

The Company acquired stock of John Frieda Professional Hair Care, Inc. and three other companies, which are newly consolidated in 2003.

The breakdown of assets and liabilities of John Frieda Professional Hair Care, Inc. and three other companies on the date of acquisition was as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 5,401	$ 44,933
Goodwill	11,180	93,012
Other non-current assets	155	1,290
Current liabilities	(3,079)	(25,616)
Acquisition of stock	13,657	113,619
Cash and cash equivalents	(147)	(1,223)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	¥13,510	$112,396

5. Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Short-term investments:			
Marketable equity securities	¥ —	¥ 10	$ —
Government and corporate bonds	504	24,453	4,193
Investment trust funds and other	47,795	108,024	397,629
	¥48,299	¥132,487	$401,822
Investment securities:			
Marketable equity securities	¥ 8,089	¥ 13,165	$ 67,296
Government and corporate bonds	—	709	—
Investment trust funds and other	9,930	10,384	82,613
	¥18,019	¥ 24,258	$149,909

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2003 and 2002 were as follows:

	Millions of yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥5,069	¥3,404	¥384	¥8,089
Debt securities and other	9,518	47	—	9,565
Held-to-maturity:				
Debt securities and other	¥7,797	¥ 1	¥ 1	¥7,797

	Millions of yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 8,629	¥5,431	¥885	¥13,175
Debt securities and other	19,714	94	21	19,787
Held-to-maturity:				
Debt securities and other	¥23,961	¥ 9	¥ 32	¥23,938

	Thousands of U.S. dollars			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	**$42,171**	**$28,320**	**$3,195**	**$67,296**
Debt securities and other	**79,185**	**391**	**—**	**79,576**
Held-to-maturity:				
Debt securities and other	**$64,867**	**$ 8**	**$ 8**	**$64,867**

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2003 and 2002 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Available-for-sale:			
Equity securities	**¥ 698**	¥ 566	**$ 5,807**
Other	**30,170**	99,279	**250,999**
	¥30,868	¥99,845	**$256,806**
Held-to-maturity:			
Debt securities and other	**¥ 9,999**	¥ —	**$ 83,186**
	¥ 9,999	—	**$ 83,186**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003 and 2002 were ¥2,233 million (US$18,577 thousand) and ¥332 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, for the year ended March 31, 2003 were ¥106 million (US$882 thousand) and ¥220 million (US$1,830 thousand), and for the year ended March 31, 2002 were ¥103 million and ¥273 million, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars	
	2003		**2003**	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due within one year	**¥ 45**	**¥18,683**	**$ 374**	**$155,433**
Due after one year through five years	**4,209**	**—**	**35,017**	**—**
	¥4,254	**¥18,683**	**$35,391**	**$155,433**

6. Short-Term and Long-Term Debt

Short-term debt at March 31, 2003 and 2002 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Mortgage loans principally from banks	**¥ 101**	¥ 113	**$ 840**
Bank borrowings	**13,063**	16,317	**108,677**
	¥13,164	¥16,430	**$109,517**

The weighted average interest rates applicable to the bank borrowings were 3.19% and 4.07% at March 31, 2003 and 2002, respectively.

Besides the above short-term debt, deposits payable to affiliates, included in other current liabilities, were ¥5,767 million (US$47,978 thousand) and ¥4,070 million at March 31, 2003 and 2002, respectively, and the applicable interest rate was 0.30% at both March 31, 2003 and 2002.

Long-term debt at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Unsecured convertible bonds due 2006, 0.95%	**¥34,798**	¥34,821	**$289,501**
Euro medium-term notes issued by the Company and certain consolidated subsidiaries, due 2003, 2.325%	**—**	2,501	**—**
Mortgage loans principally from banks	**335**	384	**2,787**
Unsecured loans principally from banks	**749**	1,830	**6,231**
	35,882	39,536	**298,519**
Less current portion	**275**	2,860	**2,288**
	¥35,607	¥36,676	**$296,231**

The weighted average interest rates applicable to the Euro medium-term notes shown above were interest rates at March 31, 2002.

Besides the above long-term debt, deposits payable to customers, included in other long-term liabilities, were ¥4,355 million (US$36,231 thousand) and ¥4,086 million at March 31, 2003 and 2002, respectively, and the applicable interest rates were 0.07% and 0.37% at March 31, 2003 and 2002, respectively.

The aggregate annual maturities of long-term debt as of March 31, 2003 were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 275	$ 2,288
2005	123	1,023
2006	34,871	290,108
2007	74	616
2008	42	349
2009 and thereafter	497	4,135
Total	¥35,882	$298,519

The mortgage loans are collateralized by land and buildings having a book value of ¥1,057 million (US$8,794 thousand) and by accounts receivable of ¥167 million (US$1,389 thousand) at March 31, 2003.

The conversion price of the unsecured convertible bonds is ¥1,333.00 as of March 31, 2003, subject to adjustment to reflect stock splits and certain other events. Convertible bonds outstanding at March 31, 2003 would have been convertible into 26,105,026 shares of common stock of the Company on the basis of the above conversion price.

7. Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 42% for both 2002 and 2003.

Due to a change in enterprise tax rate in Japan, effective for years beginning April 1, 2004, the normal effective statutory tax rate is scheduled to be changed. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities reduced the net deferred assets by approximately ¥44 million (US$366 thousand) as of March 31, 2003, increased unrealized gain on available-for-sale securities by approximately ¥41 million (US$341 thousand) and increased income tax expenses by approximately ¥85 million (US$707 thousand) for the year ended March 31, 2003.

Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Deferred tax assets:			
Depreciation	**¥ 22,182**	¥ 21,184	**$ 184,542**
Pension and severance costs	**12,425**	8,945	**103,369**
Accrued expenses	**8,219**	5,435	**68,378**
Enterprise taxes	**2,435**	2,340	**20,258**
Tax loss carryforwards	**6,068**	7,344	**50,483**
Other	**11,786**	12,608	**98,053**
Less valuation allowance	**(2,617)**	(6,542)	**(21,772)**
Deferred tax assets	**¥ 60,498**	¥ 51,314	**$ 503,311**
Deferred tax liabilities:			
Unrealized gain on available-for-sale securities	**¥ (1,246)**	¥ (1,938)	**$ (10,366)**
Undistributed foreign earnings	**(8,396)**	(6,660)	**(69,850)**
Deferred gains on sales of property	**(4,705)**	(4,863)	**(39,143)**
Other	**(4,689)**	(5,263)	**(39,010)**
Deferred tax liabilities	**¥(19,036)**	¥(18,724)	**$(158,369)**
Net deferred tax assets	**¥ 41,462**	¥ 32,590	**$ 344,942**

8. Leases

a) Finance leases:

The Companies lease certain buildings, machinery, computer equipment and other assets.

The pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
	Buildings, structures and other assets	Machinery, equipment and other assets	Buildings, structures and other assets
Acquisition cost	**¥7,565**	¥6,620	**$62,937**
Accumulated depreciation	**2,611**	3,805	**21,722**
Net leased property	**¥4,954**	¥2,815	**$41,215**

Obligations under finance leases as of March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within one year	**¥1,188**	¥1,156	**$ 9,884**
Due after one year	**3,766**	1,659	**31,331**
	¥4,954	¥2,815	**$41,215**

Total rental expenses for the above leases were ¥1,010 million (US$8,403 thousand) and ¥1,300 million for the years ended March 31, 2003 and 2002, respectively.

The pro forma depreciation expense computed by the straight-line method was ¥1,010 million (US$8,403 thousand) and ¥1,300 million for the years ended March 31, 2003 and 2002, respectively.

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

b) Operating leases:

The minimum rental commitments under noncancellable operating leases as of March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Due within one year	**¥ 2,143**	¥2,099	**$ 17,829**
Due after one year	**10,529**	5,247	**87,595**
	¥12,672	¥7,346	**$105,424**

9. Retirement Benefits

The Company and domestic consolidated subsidiaries have a defined benefit pension plan covering substantially all of their employees. The defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the company. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on October 18, 2002.

As a result of this exemption, the Company and domestic consolidated subsidiaries recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥8,066 million (US$67,104 thousand) in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the year ended March 31, 2003. The amount of plan assets, in accordance with a transitional measurement, which would be transferred to the government as of March 31, 2003 was ¥40,367 million (US$335,832 thousand).

Certain foreign consolidated subsidiaries have local pension plans covering their employees. Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial method.

The liability for employees' retirement benefits at March 31, 2003 and 2002 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Projected benefit obligation	**¥ 179,544**	¥ 229,090	**$ 1,493,710**
Fair value of plan assets	**(88,331)**	(146,258)	**(734,866)**
Unrecognized prior service cost	**26,902**	37,151	**223,810**
Unrecognized actuarial loss	**(66,683)**	(46,619)	**(554,767)**
Unrecognized transitional obligation	**(21,926)**	(52,273)	**(182,413)**
Prepaid pension cost	**2,000**	2,058	**16,639**
Net liability for retirement benefits	**¥ 31,506**	¥ 23,149	**$ 262,113**

On October 18, 2002, the pension obligations and assets which related to the substitutional portion of the governmental pension program was considered to transfer to the government.

The components of net periodic benefit costs for the years ended March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Service cost	**¥ 7,247**	¥ 8,340	**$ 60,291**
Interest cost	**5,229**	5,910	**43,502**
Expected return on plan assets	**(2,957)**	(6,271)	**(24,601)**
Amortization of prior service cost (credit)	**(2,504)**	(2,258)	**(20,832)**
Recognized actuarial loss	**9,834**	5,633	**81,814**
Amortization of transitional obligation	**3,103**	4,025	**25,815**
Net periodic benefit costs	**19,952**	15,379	**165,990**
Gain on return of substituted portion of employee pension fund	**(8,066)**	—	**(67,104)**
Net benefit costs	**¥11,886**	¥15,379	**$ 98,885**

Assumptions used for the years ended March 31, 2003 and 2002 are set forth as follows:

	2003	2002
Discount rate	Primarily 2.0%	Primarily 2.5%
Expected rate of return on plan assets	Primarily 2.0%	Primarily 4.0%
Amortization period of prior service cost	Primarily 15 years	Primarily 15 years
Recognition period of actuarial gain/loss	Primarily 10 years	Primarily 10 years
Amortization period of transitional obligation	15 years	15 years

Besides the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥916 million (US$7,621 thousand) and ¥1,524 million (US$12,679 thousand) for the year ended March 31, 2003 and ¥600 million and ¥3,935 million for the year ended March 31, 2002, respectively. The amount charged to income for retirement benefit for directors and corporate auditors for the year ended March 31, 2002 was ¥15 million.

10. Contingent Liabilities

The Companies' guarantees of borrowings, principally of affiliates and employees, were ¥4,155 million (US$34,567 thousand) as of March 31, 2003.

11. Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting, and beginning April 1, 2002 to dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until the total amount of such reserve and additional paid-in capital equals 25% of common stock.

The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to other capital surplus and retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥14,117 million (US$117,446 thousand) at both March 31, 2003 and 2002, and its additional paid-in capital amount, which is included in capital surplus, totals ¥108,889 million (US$905,898 thousand) and ¥108,879 million as of March 31, 2003 and 2002, respectively.

Year-end dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, semi-annual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. Under the Code, the amount available for dividends is based on retained earnings as recorded on the Company's books. At March 31, 2003, retained earnings available for dividends recorded on the Company's books were ¥201,759 million (US$1,678,527 thousand).

The accompanying consolidated financial statements do not include any provision for the dividend of ¥15.0 (US$0.125) per share, aggregating ¥8,405 million (US$69,925 thousand), and directors' bonuses of ¥132 million (US$1,098 thousand) which were subsequently approved by the shareholders on June 27, 2003 as an appropriation of retained earnings in respect of the year ended March 31, 2003.

The Company repurchased 29.13 million shares of common stock from the market during the fiscal year ended March 31, 2003, at an aggregate cost of ¥77,164 million (US$641,963 thousand). The Company subsequently repurchased 6.00 million shares of common stock at an aggregate cost of ¥13,994 million (US$116,423 thousand) from April 1 to May 20, 2003.

Subsequently, on June 27, 2003, the shareholders of the Company approved the new stock repurchase program in accordance with the Code. Under this new stock repurchase program, the Company may acquire up to a total not exceeding 20 million common shares of the Company at the upper limit of the acquisition cost that shall not exceed ¥50 billion (US$416 million) not later than the end of the next ordinary general shareholders meeting.

12. Stock-Based Compensation Plans

The Company has a stock option plan. On June 28, 2001, the shareholders of the Company approved the issuance of stock options for the directors of the Company. The number of shares to be transferred from treasury stock on the exercise of stock options issued pursuant to the aforesaid shareholders' approval is 168,000 shares of common stock of the Company. The issued stock options are exercisable from July 28, 2003 to July 25, 2008.

On June 27, 2002, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. The number of shares to be newly issued or transferred from treasury stock on the exercise of stock options issued pursuant to the aforesaid shareholders' approval is 540,000 shares of common stock of the Company. The issued stock options are exercisable from July 1, 2004 to June 30, 2009.

Subsequently, on June 27, 2003, the shareholders of the Company approved the issuance of stock options for the directors and employees of the Company and its affiliates. Under this approval, the maximum number of shares to be newly issued or transferred from treasury stocks on the exercise of the stock options is 1,200,000 shares of common stock of the Company. The stock options are exercisable from July 1, 2005 to June 30, 2010.

13. Segment Information

The Companies operate in three reportable segments: Consumer Products, Prestige Cosmetics and Chemical Products. Operations within the Consumer Products segment include the manufacture and sale of personal care products such as shampoos and conditioners, laundry and cleaning products, and hygiene products. The Prestige Cosmetics segment manufactures and sells cosmetics under the brand name, *Kao Sofina*. The Chemical Products segment manufactures and sells fatty chemicals and specialty chemicals such as surface active agents.

Effective April 1, 2002, Cosmetics *Sofina* has been renamed Prestige Cosmetics. The information for 2002 has been restated accordingly.

Segment information by business of the Companies for the years ended March 31, 2003 and 2002 was as follows:

	Millions of yen				
	2003				
	Consumer Products	Prestige Cosmetics	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	¥646,413	¥75,833	¥143,001	¥ —	¥865,247
Intersegment sales	—	—	27,934	(27,934)	—
Total sales	646,413	75,833	170,935	(27,934)	865,247
Operating expenses	556,062	70,558	152,731	(29,019)	750,332
Operating income	¥ 90,351	¥ 5,275	¥ 18,204	¥ 1,085	¥114,915
Assets	¥471,642	¥26,187	¥153,114	¥ 69,906	¥720,849
Depreciation and amortization	45,786	2,383	10,681	(540)	58,310
Capital expenditures	70,661	3,016	10,867	—	84,544

	Millions of yen				
	2002				
	Consumer Products	Prestige Cosmetics	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	¥626,047	¥74,176	¥138,803	¥ —	¥839,026
Intersegment sales	—	—	23,999	(23,999)	—
Total sales	626,047	74,176	162,802	(23,999)	839,026
Operating expenses	537,288	69,383	145,092	(24,465)	727,298
Operating income	¥ 88,759	¥ 4,793	¥ 17,710	¥ 466	¥111,728
Assets	¥436,772	¥27,189	¥156,447	¥151,737	¥772,145
Depreciation and amortization	45,396	2,757	10,737	(406)	58,484
Capital expenditures	30,373	2,950	16,214	—	49,537

	Thousands of U.S. dollars				
	2003				
	Consumer Products	Prestige Cosmetics	Chemical Products	Corporate/ Eliminations	Consolidated
Sales to customers	**$5,377,812**	**$630,890**	**$1,189,692**	**$ —**	**$7,198,394**
Intersegment sales	**—**	**—**	**232,396**	**(232,396)**	**—**
Total sales	**5,377,812**	**630,890**	**1,422,088**	**(232,396)**	**7,198,394**
Operating expenses	**4,626,140**	**587,005**	**1,270,640**	**(241,423)**	**6,242,362**
Operating income	**$ 751,672**	**$ 43,885**	**$ 151,448**	**$ 9,027**	**$ 956,032**
Assets	**$3,923,810**	**$217,862**	**$1,273,827**	**$ 581,581**	**$5,997,080**
Depreciation and amortization	**380,915**	**19,825**	**88,860**	**(4,492)**	**485,108**
Capital expenditures	**587,861**	**25,092**	**90,408**	**—**	**703,361**

Effective April 1, 2002, the Companies changed their method of geographic segmentation to separate the America area and the Europe area from America/Europe area, in order to disclose segment information more appropriately, since the scale of business in the America area and the Europe area grew and segment information in each is more material. The information for 2002 has been restated accordingly.

Geographic segment information of the Companies for the years ended March 31, 2003 and 2002 was as follows:

	Millions of yen					
	2003					
	Japan	Asia/ Oceania*	America**	Europe***	Corporate/ Eliminations	Consolidated
Sales to customers	**¥645,013**	**¥ 85,241**	**¥74,873**	**¥60,120**	**¥ —**	**¥865,247**
Intersegment sales	**9,582**	**16,314**	**923**	**7,725**	**(34,544)**	**—**
Total sales	**654,595**	**101,555**	**75,796**	**67,845**	**(34,544)**	**865,247**
Operating expenses	**556,091**	**96,175**	**68,547**	**64,932**	**(35,413)**	**750,332**
Operating income	**¥ 98,504**	**¥ 5,380**	**¥ 7,249**	**¥ 2,913**	**¥ 869**	**¥114,915**
Assets	**¥455,390**	**¥ 80,935**	**¥71,328**	**¥70,736**	**¥ 42,460**	**¥720,849**

	Millions of yen					
	2002					
	Japan	Asia/ Oceania*	America**	Europe***	Corporate/ Eliminations	Consolidated
Sales to customers	¥638,848	¥79,702	¥69,681	¥50,795	¥ —	¥839,026
Intersegment sales	9,340	13,797	593	6,830	(30,560)	—
Total sales	648,188	93,499	70,274	57,625	(30,560)	839,026
Operating expenses	552,992	85,136	64,196	55,733	(30,759)	727,298
Operating income	¥ 95,196	¥ 8,363	¥ 6,078	¥ 1,892	¥ 199	¥111,728
Assets	¥424,978	¥84,285	¥64,070	¥57,427	¥141,385	¥772,145

	Thousands of U.S. dollars					
	2003					
	Japan	Asia/ Oceania*	America**	Europe***	Corporate/ Eliminations	Consolidated
Sales to customers	$5,366,165	$709,160	$622,903	$500,166	$ —	$7,198,394
Intersegment sales	79,717	135,724	7,679	64,268	(287,388)	—
Total sales	5,445,882	844,884	630,582	564,434	(287,388)	7,198,394
Operating expenses	4,626,382	800,125	570,274	540,199	(294,618)	6,242,362
Operating income	$ 819,500	$ 44,759	$ 60,308	$ 24,235	$ 7,230	$ 956,032
Assets	$3,788,602	$673,336	$593,411	$588,486	$ 353,245	$5,997,080

*Asia/Oceania: Asia and Australia
**America: North America
***Europe: Europe and South Africa

Sales to foreign customers were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Asia/Oceania	¥ 90,040	¥ 82,462	$ 749,085
America/Europe	74,278	69,724	617,953
America/Europe	61,225	52,883	509,360
Sales to foreign customers	¥225,543	¥205,069	$1,876,398

14. Selling, General and Administrative Expenses

Selling, general and administrative expenses principally consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Advertising	¥74,277	¥66,069	$617,945
Promotion	37,797	39,846	314,451
Research and development	37,713	37,543	313,752
Salaries and bonuses	71,268	64,704	592,912
Packing and delivery expenses	45,381	44,339	377,546

15. Other (Income) Expenses

Other, net consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Loss on sales or disposals of property, plant and equipment, net	¥ 1,738	¥ 1,808	$ 14,459
Gain on return of substituted portion of employee pension fund (Note 9)	(8,066)	—	(67,104)
Loss on impairments of land	7,169	—	59,642
Loss on impairments of investment securities	2,876	—	23,927
Restructuring charges related to Kao (Taiwan) Corporation	—	2,509	—
Loss related to dissolution of Novartis Kao Co., Ltd.	—	1,514	—
Gain on sales of treasury stock held by subsidiaries	—	(1,773)	—
Other, net	(1,108)	(331)	(9,218)
	¥ 2,609	¥ 3,727	$ 21,706

16. Derivatives

The Companies enter into foreign exchange forward contracts and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies also enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

The Companies have purchased interest rate caps to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Companies' interest exposures of floating-rate long-term borrowings to the maximum rate.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2003 and 2002:

	Millions of yen					
	2003			2002		
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:						
Buying U.S. Dollar	**¥2,021**	**¥1,804**	**¥(217)**	¥ 779	¥ 781	¥ 2
Buying Japanese Yen	**25**	**25**	**0**	255	256	1
Buying British Pound	**1,051**	**1,031**	**(20)**	—	—	—
Buying Euro	**—**	**—**	**—**	279	278	(1)
Selling U.S. Dollar	**4,748**	**4,692**	**56**	397	401	(4)
Selling other currencies	**928**	**924**	**4**	155	156	(1)
Foreign currency swaps:						
Receiving Japanese Yen, paying U.S. Dollar	**8,873**	**(139)**	**(139)**	608	(101)	(101)
Receiving Japanese Yen, paying Euro	**3,346**	**(602)**	**(602)**	4,009	(406)	(406)
Receiving U.S. Dollar, paying German Mark	**—**	**—**	**—**	608	86	86
Receiving Japanese Yen, paying Australian Dollar	**—**	**—**	**—**	235	(10)	(10)
Receiving U.S. Dollar, paying Euro	**625**	**104**	**104**	—	—	—
Interest rate caps:						
Selling	**—**	**—**	**—**	596	0	0
Buying	**1,599**	**0**	**0**	2,681	(3)	(3)

	Thousands of U.S. dollars		
	2003		
	Contract amount	Fair value	Unrealized gain/(loss)
Foreign exchange forward contracts:			
Buying U.S. Dollar	**$16,813**	**$15,008**	**$(1,805)**
Buying Japanese Yen	**208**	**208**	**0**
Buying British Pound	**8,743**	**8,577**	**(166)**
Buying Euro	**—**	**—**	**—**
Selling U.S. Dollar	**39,501**	**39,035**	**466**
Selling other currencies	**7,720**	**7,687**	**33**
Foreign currency swaps:			
Receiving Japanese Yen, paying U.S. Dollar	**73,819**	**(1,156)**	**(1,156)**
Receiving Japanese Yen, paying Euro	**27,837**	**(5,008)**	**(5,008)**
Receiving U.S. Dollar, paying German Mark	**—**	**—**	**—**
Receiving Japanese Yen, paying Australian Dollar	**—**	**—**	**—**
Receiving U.S. Dollar, paying Euro	**5,200**	**865**	**865**
Interest rate caps:			
Selling	**—**	**—**	**—**
Buying	**13,303**	**0**	**0**

17. Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the year ended March 31, 2003 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
For the year ended March, 31 2003	Net income	Weighted average shares	EPS	
Basic EPS				
Net income available to common shareholders	**¥62,319**	**576,770**	**¥108.05**	**$0.90**
Effect of Dilutive Securities*				
Convertible bonds	**192**	**26,115**		
Diluted EPS				
Net income for computation	**¥62,511**	**602,885**	**¥103.69**	**$0.86**

* Purchased shares for stock options, which is stated in Note 12, is not included in dilutive securities, since it does not have an effect on dilution.
The basic and diluted net income per share which are computed by the same method as at March 31, 2002 are ¥108.30 (US$0.90) and ¥103.92 (US$0.86), respectively.

Independent Auditors' Report

Tohmatsu & Co.
Audit
MS Shibaura Building
13-23, Shibaura 4-chome.
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors of
Kao Corporation

We have audited the accompanying consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2003

Principal Subsidiaries and Affiliates

Consumer Products, Prestige Cosmetics, Chemical Products and Professional Hair Care Products Businesses

Country	Company	◑	○	●
Japan	Kao Cosmetics Sales Co., Ltd.	◑		
	Kao Hanbai Company, Ltd.	◑		
	Nivea-Kao Company Limited	◑		
	Kao-Quaker Company, Limited		○	
China	Kao Corporation Shanghai	◑		
	Kao Transfar (Hangzhou) Co., Ltd.	◑		
	Kao Chemical Corporation Shanghai		○	
	Zhongshan Kao Chemicals Limited		○	
Hong Kong	Kao (Hong Kong) Limited	◑		
	Kao Chemicals (Hong Kong) Limited		○	
Indonesia	P.T. Kao Indonesia	◑		
	P.T. Kao Indonesia Chemicals		○	
Malaysia	Kao (Malaysia) Sdn. Bhd.	◑		
	Kao Trading (M) Sdn. Bhd.	◑		
	Fatty Chemical (Malaysia) Sdn. Bhd.		○	
	Kao Oleochemical (Malaysia) Sdn. Bhd.		○	
	Kao Plasticizer (Malaysia) Sdn. Bhd.		○	
Philippines	Pilipinas Kao, Incorporated		○	
Singapore	Kao (Singapore) Private Limited	◑		
Taiwan	Kao (Taiwan) Corporation	◑	○	
Thailand	Kao Industrial (Thailand) Company Limited	◑	○	
	Kao Commercial (Thailand) Company Limited	◑		
	Kao Consumer Products (Southeast Asia) Co., Ltd.	◑		
Vietnam	Kao Vietnam Co., Ltd.	◑		
Australia	Kao (Australia) Marketing Pty. Ltd.	◑		
Mexico	Quimi-Kao, S.A. de C.V.		○	
United States	The Andrew Jergens Company	◑		
	John Frieda Professional Hair Care, Inc.	◑		
	Kao Chemicals Americas Corporation		○	
	Kao Specialties Americas LLC		○	
France	Kao Corporation (France) SARL		○	
Germany	Kao Corporation GmbH	◑		
	Kao Chemicals GmbH		○	
	Guhl Ikebana GmbH	◑		
	KPSS – Kao Professional Salon Services GmbH			●
Spain	Kao Corporation S.A.		○	
	Kao Chemicals Europe, S.L.		○	
United Kingdom	John Frieda UK Limited	◑		

◑ Consumer Products/Prestige Cosmetics
○ Chemical Products
● Professional Hair Care Products

Principal Officers of Major Subsidiaries

Country	Company
Japan	Kao Hanbai Co., Ltd. Takahiko Kagawa, President
	Kao Cosmetics Sales Co., Ltd. Toshio Takayama, President
China	Kao Corporation Shanghai Nobuatsu Higuchi, President
Taiwan	Kao (Taiwan) Corporation Toshiaki Naito, President
Thailand	Kao Consumer Products (Southeast Asia) Co., Ltd.; ASEAN Headquarters for Consumer Products Rolf V. Lehmann, President
	Kao Industrial (Thailand) Co., Ltd. Shinichiro Hiramine, President
United States	The Andrew Jergens Company William J. Gentner, President
	Kao Chemicals Americas Corporation Harvey L. Lowd, President
Germany	KPSS – Kao Professional Salon Services GmbH Arnulf Taiber, President
	Kao Chemicals GmbH Jo Wijnen, President
Spain	Kao Chemicals Europe, S.L.; Europe Headquarters for Chemical Products Noriaki Sato, President
	Kao Corporation S.A. Josep Matarrodona, General Manager

Investor Information

Kao Corporation

Head Office

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-8978

Date of Establishment

June 19, 1887

Common Stock (As of March 31, 2003)

Authorized: 1,000,000,000 shares
Issued: 599,443,701 shares
Outstanding: 560,353,053 shares
Number of Shareholders: 39,473

Stock Listings

Tokyo Stock Exchange

Ticker Symbol Number

4452

Transfer Agent

The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome
Suginami-ku, Tokyo 168-0063, Japan

Composition of Shareholders (As of March 31, 2003)


Treasury Stock 6.52%
Securities Companies 1.04%
Domestic Companies 3.79%
Individuals and Others 11.18%
Financial Institutions 41.02%
Foreign Companies and Individuals 36.45%

Stock Price Range & Trading Volume (Tokyo Stock Exchange)


Stock price range (yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Common stock price range (¥)
Tokyo Price Index Close


Monthly trading volume (million shares)
60
50
40
30
20
10
0
1998
1999
2000
2001
2002

Note: Fiscal years beginning April and ending March the following calendar year.

Investor Relations

Telephone: 81-3-3660-7101
Facsimile: 81-3-3660-8978
e-mail: ir@kao.co.jp
http://www.kao.co.jp/e/ir_e







Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
http://www.kao.co.jp/e

PRINTED WITH SOY INK

Printed in Japan with soy ink on recycled paper.